NO ACT

DC
PE
12-21-07

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040681

Received SEC
FEB 21 2008
Washington, DC 20549

February 21, 2008

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/21/2008

Re: Citigroup Inc.
Incoming letter dated December 21, 2007

Dear Ms. Dropkin:

This is in response to your letters dated December 21, 2007, February 1, 2008, and February 12, 2008 concerning the shareholder proposal submitted to Citi by Amnesty International USA, NorthStar Asset Management, Inc., the Marianist Province of the United States, and the Vermont State Treasurer. We also have received letters on the proponents' behalf dated January 23, 2008 and January 28, 2008, and a letter from Amnesty International USA dated February 8, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Amy O'Meara
Director, Business & Human Rights
Amnesty International USA
5 Penn Plaza, 16th Fl.
New York, NY 10001-1810

cc, cont.:

Bro. Steven P. O'Neil, SM
Shareholder Action Coordinator
The Marianist Province of the United States
Marianist Community
144 Beach 111th Street
Rockaway Park, NY 11694

Jeb Spaulding
Vermont State Treasurer
State of Vermont
Office of the State Treasurer
109 State Street
Montpelier, VT 05609-6200

**Shelley J. Dropkin**
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

RECEIVED

2007 DEC 26 PM 6: 19

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

citi

December 21, 2007

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. of Amnesty International, Northstar Asset Management, The Marianists Province of the United States and The Vermont State Treasurer ("Proponents")

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of the stockholder proposal and supporting statement submitted by the Proponents, for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on or about April 22, 2008. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(7) promulgated under the Act.

Rule 14a-8(i)(7) under the Act provides that a registrant may omit a shareholder proposal from its proxy statement "if the proposal deals with a matter relating to the company's ordinary business operations."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponents of its intention to omit the proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 12, 2008. Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
General Counsel,
Corporate Governance
Enclosures

cc: Amnesty International
Northstar Asset Management
The Marianists Province of the United States
The Vermont State Treasurer

## STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citi" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal") a copy of which is annexed hereto as Exhibit A, submitted by Amnesty International, Northstar Asset Management, The Marianists Province of the United States and the Vermont State Treasurer (the "Proponents") for inclusion in its proxy statement and form of proxy (together, the "2008 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on or about April 22, 2008.

The Proposal requests "that the Board of Directors authorize and prepare a report to shareowners which discusses how policies address or could address human rights issues, at reasonable cost and excluding proprietary information, by October 2008. Such report should review the current investment policies of the company with a view toward adding appropriate policies and procedures to apply when a company in which we are invested, or its subsidiaries or affiliates, is identified as contributing to human rights violations through their businesses or operations in a country with a clear pattern of mass atrocities or genocide."

The opening paragraph of the preamble focuses on risks to the company's financial well being and reputation arising from investment decisions made in the course of managing its day-to-day operations. It is Citigroup's belief that the Proposal, insofar as it seeks information related to financial and reputational risks arising from alleged investments in companies that may, directly or indirectly, be implicated in human rights violations, may be omitted pursuant to Rule 14a-8(i)(7). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

### THE PROPOSAL MAY BE OMITTED BECAUSE IT REQUESTS AN ADDITIONAL REPORT TO STOCKHOLDERS PERTAINING TO THE COMPANY'S ASSESSMENT OF ITS FINANCIAL AND REPUTATIONAL RISKS ARISING FROM ITS INVESTMENTS, WHICH IS A MATTER RELATED TO CITIGROUP'S ORDINARY BUSINESS OPERATIONS

The Securities and Exchange Commission ("Commission") promulgates rules governing disclosure by companies in order to allow stockholders and potential investors to evaluate the Company based on accurate and sufficient information. Decisions to disclose additional information beyond that which is required by the Commission fall squarely within management's ordinary business judgment. The Proposal requests that the Company prepare a report to stockholders disclosing how the Company's investment policies address or could address human rights issues and thereby, assess reputational and financial risks that may arise from certain investments. The Company's investment decisions are predicated on assessments of numerous factors, including reputational and financial risks, and therefore, the Proposal relates to the Company's ordinary business operations. Consequently, a proposal requesting a report on such matters implicates the Company's ordinary business operations and may be excluded under Rule 14a-8(i)(7).

In Exchange Act Release No. 34-40018 (the "1998 Release"), the Commission identified two central considerations underlying the ordinary business exclusion. The first is that: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity and the retention of suppliers." The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Decisions related to the hiring and replacement of vendors, compensation to be paid to them, employment decisions and restrictions on employees, auditing of compliance with policies and disclosures pertaining thereto are core management functions that fall squarely within the Company's ordinary business operations.

The Proposal clearly implicates both considerations. The Proposal implicates the first consideration by questioning the quality of the Company's investment decisions, which are predicated on an assessment of the numerous risks attendant to investments. Similarly, the Proposal implicates the second consideration by probing too deeply into the complex analyses and assessments of potential investments, which are applied by Company professionals on a day-to-day basis. The Proposal further infringes upon management decision-making by requesting adoption and implementation of additional policies and procedures related to the Company's investment decisions.

The Staff of the Division of Corporate Finance of the SEC ("Staff") has consistently deemed certain proposals inappropriate for shareholder consideration under Rule 14a-8(i)(7), because they requested that companies evaluate and report on risks arising from ordinary business matters. In Centex Corporation (March 19, 2007), the Staff declined to recommend enforcement action against a company that omitted a proposal, pursuant to Rule 14a-8(i)(7), which requested that the board publish a report assessing how the company is responding to rising regulatory, competitive and public pressure to address climate change. Similarly, in Newmont Mining Corporation (February 4, 2004), the Staff declined to recommend enforcement action against a company that excluded a proposal under Rule 14a-8(i)(7), which requested that the company publish a comprehensive report on the risks to the company's operations, profitability and reputation from its social and environmental liabilities. See also Xerox Corporation (February 29, 1996) (Staff declined to recommend enforcement action against a company that excluded a proposal requesting the board to appoint a committee to review and report on the Company's adherence to human rights and environmental standards, omitted under Rule 14a-8(c)(7), predecessor to current ordinary business exclusion Rule 14a-8(i)(7)).

The report requested in the Proposal, which implicates Company policies governing investment decisions made on a day-to-day basis, relates to ordinary business operations. Management strategies to address such issues are made daily in the ordinary course of business operations for a multi-national banking company, such as Citigroup, and any decisions related to disclosure in this area fall squarely within the Company's ordinary business operations.

## CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

**Exhibit A**

cc: S. Drobkin 11/08/07

MICHAEL S. HELFER
General Counsel
Citigroup Inc.
399 Park Avenue
New York, NY 10022
212-559-5152

RECEIVED
NOV 07 2007
MICHAEL S. HELFER

November 7, 2007

Michael S. Helfer
Corporate Secretary
Citigroup, Inc
399 Park Avenue
New York, NY 10043

Dear Mr. Helfer:

Amnesty International USA (AIUSA) holds shares of Citigroup stock, valued at over $2,000 and owned for over one year. It is our intent to continue holding stock of more than $2,000 in market value through the 2008 annual meeting of Citigroup. We will provide verification of our ownership position upon request.

Amnesty International is a Nobel Prize-winning grassroots activist organization with over 1.8 million members worldwide and with more than 40 years of experience working on human rights issues. Amnesty International USA (AIUSA) is the U.S. Section of Amnesty International.

The Universal Declaration of Human Rights calls upon every organ of society, which includes companies and business operations in general, to protect and promote human rights. As you may know, Citigroup received a letter from a cross-section of investors and nonprofit organizations, including AIUSA, raising the issue of investing in companies with ties to Sudan. As a signatory to that letter, we appreciated Citigroup's written response (see enclosed October 11 response from Anita Gillespie). We are pleased that Citigroup acknowledges the "power of strategic engagement to help raise standards" and welcome your offer to make your relationship managers aware of our concerns, and to meet with our coalition to discuss these issues further. In particular, the Statement on Human Rights that was referenced, while an important step, appears to be limited by its focus on employees, suppliers, clients and countries where you conduct business. Notably absent from this policy is mention of how human rights intersects with Citigroup's investments.

We believe that all investors - whether a mutual fund, pension fund, foundation, non-profit, religious organization, university endowment or investment management company - have both fiduciary and ethical responsibilities associated with investing. In particular, we believe the question of investing in companies that play a strategic role in Sudan, those that are in any way connected to massive violations of human rights, necessitate a different and urgent response. There might not be a clear roadmap regarding what to do, but the situation in Darfur is too grave to remain passive investors.

Hence, we are sponsoring the enclosed shareholder resolution on investment policies pertaining to human rights. The resolution does not prescribe specific policies for Citigroup, but instead asks for a report on its present policies and possible changes in the future. Amnesty International USA, along with other investors and human rights organizations, looks forward to the opportunity to discuss this issue with you, and hopes that we can reach an agreement with Citigroup about next steps that would make it possible for us to withdraw the resolution before Citigroup's annual meeting.

The attached proposal is submitted for inclusion in the 2008 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. While other concerned investors are co-filing the resolution, we are the primary contact. AIUSA is the beneficial owner of these shares as defined in Rule 13d-3 of the Act. A representative will attend the shareholder's meeting to move the resolution as required by the SEC Rules.

We look forward to further discussion of these concerns in the near future.

Sincerely,

Amy O'Meara
Director, Business & Human Rights
Amnesty International USA

Enc.

cc: Anita M. Gillespie, Director, Shareholder Relations

***HUMAN RIGHTS AND OUR INVESTMENT PORTFOLIO***

The issue of human rights increasingly impacts investors and companies alike. Company reputations are affected by both direct and indirect involvement in human rights violations. Operating in countries with clear patterns of violations, such as Sudan and Burma, may heighten reputational and financial risk. Furthermore, companies can face risks when they or their suppliers are found to use forced labor or discriminate against employees, among other abuses. In our company's Statement on Human Rights, human rights responsibilities are acknowledged in relation to our operations, supply chain and clients, but not our investments.

Proponents believe that institutional investors, including asset management firms such as Citigroup, bear fiduciary and moral responsibilities as owners of stock in companies that may be connected to human rights violations. Thus we encourage our company to report on policies and guidelines that address these issues. This report can address how Citigroup as a shareholder can most effectively respond to these human rights issues, including strategies for shareowner engagement with the companies and/or divestment of stock as appropriate.

**RESOLVED**

Shareowners request that the Board of Directors authorize and prepare a report to shareowners which discusses how policies address or could address human rights issues, at reasonable cost and excluding proprietary information, by October 2008.

Such a report should review the current investment policies of the company with a view toward adding appropriate policies and procedures to apply when a company in which we are invested, or its subsidiaries or affiliates, is identified as contributing to human rights violations through their businesses or operations in a country with a clear pattern of mass atrocities or genocide.

**SUPPORTING STATEMENT**

Proponents believe one example clearly demonstrating the need for this report concerns the ongoing atrocities in Darfur, Sudan, and how certain types of foreign investment contribute to the conflict.

Darfur continues to experience human rights abuses on an unimaginable scale, including systematic and widespread murder, torture, rape, abduction, looting and forced displacement. Since February 2003, hundreds of thousands of civilians have been killed by both deliberate and indiscriminate attacks, and 2.5 million civilians in the region have been displaced.

Much of the revenue fueling this conflict is generated by Sudan's oil industry, as the majority of these revenues are funneled into military expenditures.

With little capital or expertise to efficiently extract its own oil, Sudan relies almost entirely on foreign companies for both. The oil industry in Sudan is dominated by four companies: China National Petroleum Corporation of China, Petronas of Malaysia, Oil and Natural Gas Corporation of India, and Sinopec of China.

Over 20 US states and 50 colleges have adopted Sudan investment policies, including engagement, screening and divestment, regarding these and other foreign companies operating in certain sectors in Sudan. A 1997 presidential executive order generally bars American companies and citizens from conducting business in Sudan. In 2007, President Bush reinforced that order.

Proponents believe that our company, as an investor, has a responsibility to address this internationally condemned conflict in the Sudan.

citigroup

Citigroup Inc.
P.O. Box 990041, 20th Floor
Hartford, CT 06199-0041

October 11, 2007

Mr. Mark Hanis
Genocide Intervention Network
1333 H Street NW, First Floor
Washington, DC 20005

Dear Mr. Hanis,

Thank you for your letter dated September 25, 2007. We share your concerns regarding the humanitarian crisis in Sudan, and we respect the UN Security Council Resolution 1769 calling for a peace keeping force there. We also believe in the power of strategic engagement to help raise standards through our business operations around the world.

As you are no doubt aware, Citi is prohibited under the U.S. Department of Treasury OFAC rules from doing business in Sudan or from directly financing clients' business operations in Sudan. The issue of human rights and the intersection with our operations, products and services is one that we have examined. We agree that the best way to promote best practices and facilitate change across a range of issues, including human rights, is through client engagement. *Citi seeks to lead by example wherever we do business*, and we believe that our example and the demonstration of best practices can help to elevate the principles in the markets where we do business. We also actively engage with our employees, including the bankers that manage our client relationships, to educate them on human rights issues. We will make our relationship managers aware of the concerns you have raised.

By way of additional background, you may be interested in reviewing Citi's Position Statement on Human Rights, which was published in February 2007 and can be viewed on Citi's Web site at http://www.citigroup.com/citigroup/citizen/humanrights/index.htm. The position statement states Citi's support for international human rights conventions, and discusses how these are reflected in our policies and engagements with our employees, suppliers, clients, and the countries where we conduct business.

Please feel free to share this response with interested parties.

Best regards,

Anita M. Gillespie

Anita M. Gillespie
Director, Shareholder Relations

I:\StkhldrLtr\Hanis.doc

**Shelley J. Dropkin**
General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T [illegible]
F [illegible]
[illegible]

***VIA UPS***

November 13, 2007

Amnesty International USA
5 Penn Plaza
16th Floor
New York, NY 10001-1810
Attention: Amy O'Meara

Dear Ms. O'Meara:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by Amnesty International USA for consideration by Citigroup's stockholders at the Annual Meeting in April 2008.

Please note that you are required to provide Citigroup with a written statement from the record holder of Amnesty International Fund's securities that Amnesty International has held Citigroup stock continuously for at least one year as of the date you submitted the proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

# SANFORD J. LEWIS, ATTORNEY

RECEIVED

2008 JAN 24 AM 10: 57

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 23, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal on investment policies and human rights Submitted to Citigroup Inc. for 2008 Proxy Materials On Behalf of Amnesty International, NorthStar Asset Management, The Marianists Province of the United States and The Vermont State Treasurer

Dear Sir/Madam:

Amnesty International, NorthStar Asset Management, The Marianists Province of the United States and The Vermont State Treasurer (the "Proponents") are the beneficial owners of common stock of Citigroup Inc. (the "Company") and have submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponents to respond to the letter dated December 21, 2007, sent to the Securities and Exchange Commission Staff by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2008 proxy statement by virtue of Rule 14a-8(i)(7), i.e. that the resolution is addressed to Citigroup's "ordinary business."

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2008 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of this letter is being mailed concurrently to Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.

**SUMMARY**

Financial services companies are facing increasing investor and public scrutiny of how their policies and practices on how nations and businesses around the world respect human rights. Perhaps the most vivid example of this situation is found in the Darfur region of Sudan where governments, along with numerous other political and non-profit entities, have declared that an ongoing massacre amounts to genocide. The Proponents have filed this Proposal because they are critically aware of these and similar situations, and believe that the Company needs to explore how its fundamental investment policies may address human rights issues.

While the Company has tried to paint the Proposal as unduly focused on ordinary business, it is evident from the following analysis that this is not the case. The Proposal is focused on a broad public policy issue, and the broad brush policy level response of the company. Human

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

rights issues are a public policy issue of wide concern, as well as action at the highest levels of government. Furthermore, the Proposal does not run afoul of any of the specific exclusions identified by the Company, "evaluation of risk" or "micro-management". The Proposal does not relate to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk. It is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. Finally, the Proposal builds on a line of similar shareholder proposals that survived rigorous Staff review. In short, the Proposal complies with all aspects of Rule 14a-8 and we urge the Staff to reject the Company's arguments.

## THE PROPOSAL

The proposal states in its resolved clause that:

> Shareowners request that the Board of Directors authorize and prepare a report to shareowners which discusses how our investment policies address or could address human rights issues, at reasonable cost and excluding proprietary information, by October 2008.
>
> Such a report should review the current investment policies of the company with a view toward adding appropriate policies and procedures to apply when a portfolio company, and its subsidiaries or affiliates, in which we have invested is identified as contributing to human rights violations through their businesses, investments or operations in a country with a clear pattern of genocide or mass atrocities.

## ANALYSIS

**The Proposal builds on a line of similar shareholder proposals that survived staff review on the issue of ordinary business.**

The Proposal, which focuses on the human rights implications of the Company's investment policies, is supported by a number of shareholder proposals that have survived ordinary business arguments in the past. For example, in *Morgan Stanley Dean Witter* (January 11, 1999) and *Merrill Lynch* (February 25, 2000) the Staff concluded the proposals complied with Rule 14a-8(i)(7) when they requested "the Board to issue a report to shareholders and employees by October 1999, reviewing the underwriting, investing and lending criteria of [the company]--including its joint ventures such as the China International Capital Corporation Ltd.--with the view to incorporating criteria related to a transaction's impact on the environment, human rights and risk to the company's reputation." As is apparent, the language of the Proposal is very similar to this language except that the Proposal, because it was adopted after Staff Legal Bulletin 14C, does not request discussion about risk to the Company's reputation. See also, *College Retirement Equities Fund* (August 9, 1999) (Staff permitted a proposal requesting "that CREF establish and make available A Social Choice Equity Fund") and *Morgan Stanley Africa Investment Fund* (April 26, 1996) (SEC allowed language that focused on the total value of securities from any country not exceeding 45% of

the net assets of the fund. In allowing the *Morgan Stanley* language, the SEC noted that it was permissible because it focused on "fundamental investment policies.")

**The proposal is also in keeping with human rights proposals successfully filed with the Company in the past.** In *Citigroup Inc.*(February 9, 2001) the Staff permitted a proposal challenged on ordinary business grounds that requested a report to shareholders describing the company's relationships with any entity that conducts business, invests in or facilitates investment in Burma. That proposal sought specific information about the company's relationship with Ratchaburi Electricity Generating Co. of Thailand, as well as explaining why these relationships did not violate U.S. government sanctions. The facts of the Proposal are similar in that the Proposal also focuses on human rights issues and seeks a discussion of investment policies that have human rights impacts. Clearly, human rights issues have been a significant policy issue for the Company for many years and the Staff has accordingly concluded that such proposals are properly included in the proxy materials.

Consequently, the Proposal builds upon a line of permissible shareholder proposals that focus not only on fundamental investment policies, but also on the human rights impacts of investment practices. These issues represent significant social policy issues as well as the strategic direction of the company. Therefore, we respectfully request the Staff to conclude that the Proposal is not excludable.

**<u>The Proposal does not violate the Rule 14a-8(i)(7) standard.</u>**

A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992) a proposal may not be excluded if it has "significant policy, economic or other implications". *<u>Id.</u> at 426.* Interpreting that standard, the court spoke of actions which are "extraordinary, <u>i.e.</u>, one involving 'fundamental business strategy' or 'long term goals.'" *<u>Id.</u> at 427.*

Earlier courts have pointed out that the overriding purpose of Section 14a-8 "is to assure to corporate shareholders the ability to exercise their right – some would say their duty – to control the important decisions which affect them in their capacity as stockholders." *Medical Committee for Human Rights v. SEC,* 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972).

Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

It has been also been pointed out that the 1976 Interpretive Release explicitly recognizes "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlays the Release's statement that the SEC's determination of whether a

company may exclude a proposal should not depend on whether the proposal ***could*** be characterized as involving some day-to-day business matter. Rather, ***the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration***." *Id* (emphasis added).

Most recently, the SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" determinations would hinge on two factors.

> Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added)
>
> "Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to `micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

The Staff has also provided some guidance about what may be considered a significant social policy issue. In Staff Legal Bulletin No. 14A (July 12, 2002) the Staff stated "[t]he Division has noted many times that the ***presence of widespread public debate regarding an issue*** is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" (emphasis added).

Finally, it is vitally important to observe that the Company bears the burden of persuasion on this question. Rule 14a-8(g). The SEC has made it clear that under the Rule "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added).

In sum, the SEC's statement in the 1998 Interpretive Release that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable, makes it evident that a subject matter's status as a significant policy issue ***trumps***

the company's portrayal if it as an ordinary business matter. Consequently, when analyzing this case, it is incumbent on the Company to demonstrate that the Proposal does not involve any substantial policy or other considerations. It is only when the Company is able to show that the Proposal raises ***no*** substantial policy consideration that it may exclude the Proposal. This is a very high threshold that gives the benefit of the doubt to the Proponents and tends towards allowing, rather than excluding, the Proposal.

**The Proposal is not excludable as ordinary business because it focuses on a significant social policy issue confronting the company.**

**Citigroup is increasingly faced with human rights issues.**
The issue of human rights is becoming increasingly important to the Company, the industry and investors. Company reputations are affected by both direct and indirect involvement in human rights violations. Simply operating in countries with clear patterns of these violations, such as Sudan and Burma, may draw unwanted attention to the Company.

Human rights are a significant policy concern facing Citigroup. One need look no further than the Company's own "Statement on Human Rights" – a document written by Citigroup in January 2007 that notes its "support [for] the protection and preservation of human rights around the world" and business practices "guided by fundamental principles of human rights." Though the Company has made this broad statement of concern, in the opinion of the Proponents the Company has not yet backed up the statement with investment policies that would put this "support" into action.

Recent history has shown a clear pattern of public and shareholder concern regarding the effect of Citigroup business policies on human rights issues. For instance, in 2001, the AFL-CIO voiced concern over Citigroup's participation in a consortium of banks that signed a $1 billion loan agreement with the Ratchaburi Electricity Generating Company of Thailand. Ratchaburi was raising funds to complete the construction of a large power plant in Thailand; once completed, it became the largest customer of a pipeline and natural gas development project owned jointly by the Burmese government and other foreign entities. Burma has been the subject of international outrage for human rights abuses by its military dictatorship; the loan was seen by some as helping finance the oppressive regime. As noted above, in the staff decision in *Citigroup Inc.* (February 9, 2001) the Staff permitted a proposal challenged on ordinary business grounds regarding the company's relationships in Burma, demonstrating that such human rights issues have long been a significant policy issue for the Company and properly included in the proxy materials.

In 2002, Citigroup was named, along with two Swiss banks, in a class action lawsuit alleging their financial assistance to South Africa's former apartheid regime. Olson, Elizabeth, "International Business; 2 Swiss Banks Are Sued For South Africa Dealings," New York Times, June 29, 2002. Contending that the banks' financial dealings prolonged the white-only rule in violation of international law, the lawsuit noted that Citibank had over $613 million in loans outstanding after the collapse of the apartheid regime while other institutions were divesting themselves and terminating their relations with South Africa. In 2000, the

investment firm Trillium Asset Management voiced concern over Citigroup's involvement in financing the construction of the Three Gorges Dam, a project displacing up to 1.9 million people. By contrast other funders including the World Bank, the U.S. Export-Import Bank and the Asian Development Bank refused to fund the Three Gorges Dam project, in consideration of environmental and human rights concerns. "Shareholders Bring Banks to Account for Three Gorges Dam," February 18, 2000.
http://www.socialfunds.com/news/article.cgi/165.html

**Sudan and Darfur are enormous human rights and public policy issues for Citigroup.**
The Company would be extremely hard pressed to argue that the human rights issue presented by the crisis in Sudan is not a significant policy issue facing the Company. On December 31, 2007, President George W. Bush signed into law S.2271, the Sudan Accountability and Divestment Act (SADA), following unanimous approval by the U.S. Congress. SADA prohibits companies operating in Sudan's oil, power, mineral and military sector from receiving federal contracts, and authorizes U.S. states and local entities to divest from and prohibit contracts with these companies. It also adds a new subsection (c) to Section 13 of the Investment Company Act of 1940 to protect companies from any civil, criminal or administrative action "based solely upon the investment company divesting from, or avoiding investing in, securities issued by persons that the investment company determines, using credible information that is available to the public, conduct or have direct investments in business operations in Sudan. . ." Pub. L. No. 110-174. Available at http://www.govtrack.us/congress/bill.xpd?bill=s110-2271. This legislation demonstrates not only the widespread concern about human rights violations in Sudan, but also expresses the President's and Congress's view that the Federal government should support efforts to divest or prohibit investment in Sudan. After signing SADA, President Bush stated, "My Administration will continue its efforts to bring about significant improvements in the conditions in Sudan through sanctions against the Government of Sudan."

In the words of Congressman Spencer Bachus on December 18, 2007

> Economic and financial considerations are important, but in a loving Nation, such considerations can never be as a justification for turning a blind eye to genocide. Closing our financial markets to those who participate directly or indirectly in the slaughter of innocent human beings is well within our ability and ought to be a bedrock principle of our Nation. America is a loving Nation, and allowing our financial markets to be utilized by an evil, and that's a strong word, but in this case it fits, an evil regime which conducts religious and racial genocide is inconsistent with our values and our principles. Cong. Rec. 16,756 (December 18, 2007)

With respect to a related bill, The Darfur Accountability and Divestment Act (H8846), House Financial Services Committee Chairman Congressman Barney Frank said on July 30, 2007

> These are not bills of compulsion. They fully respect the market. What they say is, if you are a mutual fund, if you are a pension fund manager, and significant numbers of the investors in your entity or the beneficiaries of your entity come to you and say,

> Clean my hands; I do not want to be financing these outrageous regimes and their terrible practices, you cannot plead, Oh, I am sorry. The law won't let me do it, because these bills have a common theme. They prevent lawsuits against these investment entities who take these issues into account. Cong. Rec. 8,846 (July 30, 2007).

See also comments of Congresswoman Sheila Jackson-Lee:

> Divestment is one solid and easy way that individuals, organizations, businesses, universities, cities, and states can not only make a strong statement against genocide, but can actually act to halt the killing in Darfur. Cong. Rec. 8,852 (July 30, 2007).

Furthermore, since 2005, 22 U.S. states have adopted Sudan divestment policies. Fifteen of these states have followed the recommendations of the Sudan Divestment Task Force and focus exclusively on companies operating in Sudan's oil, power, mineral and military sectors. Twenty-three additional U.S. states will consider divestment policies in 2008. Beyond the U.S., at least 14 countries have initiated targeted Sudan divestment campaigns including Australia, Belgium, Canada, Germany, Japan, Norway, Netherlands, New Zealand, Ireland, Italy, Sweden, Switzerland, South Africa, and the UK.

The Sudan divestment movement has also spread rapidly to the private sector. In 2007, Citigroup's competitor Fidelity Investments reduced its U.S. holdings of PetroChina, the listed arm of Sudan's largest oil partner, China National Petroleum Corporation, by 91%. Berkshire Hathaway, the holding company for Warren Buffett, sold over two billion shares in the company.

The issue has also received significant attention in the press. In 2007 the Save Darfur Coalition launched a multi-million dollar advertising campaign in support of the Sudan divestment movement. The advertising campaign, which targeted companies in Sudan and their largest foreign investors, included national television commercials, newspaper advertisements and billboards.

In addition to paid advertising, the Sudan divestment movement has been covered extensively in the press, including features in CNN, FOX News, MSNBC, Bloomberg, Reuters, Associated Press, New York Times, International Herald Tribune, Fortune, London Times, Financial Times, Wall Street Journal, and Xinhua. See also:

> *Pensions & Investments* Fiduciary Duty Calls For Divesting 11/26/2007
> http://www.pionline.com/apps/pbcs.dll/article?AID=/20071126/PRINTSUB/71121014/1008/rss12&rssfeed=rss12

> *Investment & Pensions Europe* PGGM May Withdraw China Investment 11/13/2007
> http://www.ipe.com/home/login.php?type=noaccess&extra=&page=http%3A%2F%2Fwww.ipe.com%2Fnews%2FPGGM_may_withdraw_China_investment_25930.php%3Ftype%3Dnews%26id%3D25930

*The Harvard Crimson* Shame on UBS 11/12/2007
http://www.thecrimson.com/article.aspx?ref=520682

*Santa Fe Reporter* Thorny Funds 10/10/2007
http://sfreporter.com/articles/publish/outtake-101007-thorny-funds.php

*Boston Globe* Darfur Activists to Prod 4 More Mutual Fund Firms 9/5/2007
http://www.boston.com/business/globe/articles/2007/09/05/darfur_activists_to_prod_4_more_mutual_fund_firms/

*Reuters* Activists Target More US Firms on Sudan Investments
http://today.reuters.com/news/articleinvesting.aspx?type=etfNews&storyID=2007-09-05T200346Z_01_N05215308_RTRIDST_0_FUNDS-SUDAN.XML&pageNumber=0&imageid=&cap=&sz=13&WTModLoc=InvArt-C1-ArticlePage2

*The London Times* Campaigners Seek to Curb Investment in Sudan as Darfur Crisis Continues
http://business.timesonline.co.uk/tol/business/markets/africa/article2072495.ece

*TheStreet.com* Save Darfur, Win Big 6/26/2007
http://www.thestreet.com/_tscrss/funds/etftuesday/10364855.html

*Guardian Unlimited* British Investors Urged to Quit Sudan 6/19/2007
http://politics.guardian.co.uk/foreignaffairs/story/0,,2106164,00.html

*The Street* Franklin Templeton Could Feel Darfur's Heat 5/21/2007
http://www.thestreet.com/newsanalysis/assetmanagers/10357947.html

*The Economist* Genocide In the Boardroom 5/8/2007
http://www.economist.com/business/displaystory.cfm?story_id=9136514

*LA Times* Berkshire's Darfur Links Clash with Gates Mission 5/4/2007
http://www.latimes.com/news/nationworld/nation/la-na-berkshire4may04,0,6075683.story?coll=la-home-headlines

*Bloomberg* Buffett Confronts Darfur, Divestment Proposal at Annual Meeting 5/4/2007
http://www.bloomberg.com/apps/news?pid=20601087&sid=ayg30EbB4LLs&refer=home

*USA Today* Some Investors Want Money Out of Sudan 3/21/2007
http://www.usatoday.com/money/world/2007-03-21-sudan-invest-usat_N.htm

*Fortune* Fidelity's Sudan problem 1/29/2007
http://money.cnn.com/2007/01/29/news/companies/pluggedin_gunther_sudan.fortune/?postversion=2007012911

*Wall Street Journal* Divestment Campaign Moves into US Mutual Funds 1/28/2007
http://www.sudantribune.com/spip.php?article19973

These issues are not de minis for the Company. Based on data accessed from Bloomberg LP on January 11, 2007, we have estimated that Citigroup manages holdings valued at over $1,886,000,000 in companies in the oil, power, mineral, and military sectors (including listed arms and majority-owned subsidiaries) in Sudan. Specifically, we understand that Citigroup manages holdings valued at over $958 million in China National Petroleum Corporation; manages holdings valued at over $44 million in Oil and Natural Gas Corporation, and manages holdings valued at over $884 million in Sinopec.

This documentation not only demonstrates that the Proposal focuses on "significant policy, economic or other implications", but "the presence of widespread public debate regarding an issue." These are issues about which shareholders are appropriately concerned. As a result, shareholders have the right to raise these issues at Citigroup's annual meeting and express their opinions about how the Company should explore its role in addressing human rights issues. These issues are beyond a doubt significant social policy issues that have captured the attention of millions of Americans; federal, state and local politicians; and are clearly of concern to other investors. We respectfully believe the Staff should reach the same conclusion and notify the Company that it cannot exclude the Proposal as merely focusing on the day-to-day business of the Company.

**The Resolution does not entail an excludible "evaluation of risk".**

The evaluation of risk exclusion was formally announced in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") in which the Staff stated:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

**As we understand this distinction based on the precedents, if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk then the Staff will treat the proposal as ordinary business. If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded.**

Accordingly, the Staff refers in SLB14C to the *Xcel Energy Inc.* (Apr. 1, 2003) proposal as an example of a request for a risk assessment. In *Xcel* the proponents requested a:

> report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions ...

This proposal expressly sought an evaluation of the economic risks to the company's operations and clearly was within the ordinary business exclusion.

In addition to *Xcel*, there are three often cited examples of prohibited risk assessments: *Newmont Mining Company* (Feb. 4, 2004), *Willamette Industries, Inc.* (Mar. 20, 2001), and *The Mead Corporation* (Jan. 31, 2001). These examples serve to illustrate what constitutes a prohibited request for a risk assessment and to demonstrate that the Proposal is not in this category.

In *Newmont* the proposal sought a report "on the risk to the company's operations, profitability and reputation from its social and environmental liabilities." In that type of proposal we see a clearly articulated request for an evaluation of financial risk and therefore that proposal was properly excluded. In *Willamette*, the proposal sought in addition to other items "an estimate of worst case financial exposure due to environmental issues for the next ten years." Once again we see a direct request for an analysis and evaluation of financial risk and an appropriate rejection of the proposal.

Finally in *Mead* we find the shareholder was requesting that the company report on the company's "*liability projection methodology*. . . and an assessment of other major environmental risks, such as those created by climate change" (emphasis added). In this case not only was there a plain focus on risk assessment, but there was the additional emphasis on the nature and type of analysis.

This analysis is borne out by two recent cases in which the companies sought to exclude the proposal on evaluation of risk grounds. *Burlington Northern Santa Fe Corp.* (December 27, 2007) and *Norfolk Southern Corporation* (February 20, 2007). In the case of *Norfolk* the proponent sought "information relevant to the Company's efforts to both safeguard the security of their operations and **minimize material financial risk** arising from a terrorist

attack and/or other homeland security incidents." That proposal was excluded as relating to an evaluation in risk. However, one year later in *Burlington*, the same proponent sought "information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." This second proposal, in contrast to Norfolk, was determined to be permissible and not in violation of the ordinary business exclusion. What is critical here is that simply removing the request for information related to efforts for minimize financial risk was sufficient to remove the proposal from the scope of the risk assessment exclusion. What these two railroad cases demonstrate is that if the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded. Furthermore, the company in Burlington argued that while the explicit reference to material risk was removed from the proposal, the request implicitly called for an evaluation of risk. This argument was rejected by the Staff and confirms that it is permissible to request information so long as the company is not asked to quantify or characterize risks.

**<u>The Company's arguments on evaluation of risk exclusion are inconsistent with the precedents.</u>**

The Company first argues on page one of its letter that the Proposal should be excluded because "the Proposal requests that the Company prepare a report to stockholders disclosing how the Company's investment policies address or could address human rights issues and thereby, assess reputational and financial risks that may arise from certain investments." Nowhere in the Proposal is this reasoning supported, rather the Company is reading language into the Proposal that is simply not there. The Proposal unarguably requests a discussion about how the Company's investment policies address or could address human rights issues, but that does not inherently require the Company to evaluate the risks confronting the Company.

This is essentially the same argument made in *Burlington* and should fail accordingly. In *Burlington*, the company argued that by requesting information about the company's safety efforts it implicitly called for an evaluation of risk. In that case, the company even could point to the previous use of the risk assessment language by the proponent. But even then it was not enough to support exclusion. In our case, there is no history of requesting evaluations or assessments of risk. As such, the Company's argument has no support whatsoever that the Proponents are impliedly seeking an evaluation of risk.

The one explicit reference to risk in the Proposal can be found in the preamble: "Operating in countries with clear patterns of these violations, such as Sudan and Burma, may heighten reputational and financial risk. Furthermore, companies can face similar risks when they or their suppliers are found to be using forced labor or discriminating against employees, among other abuses."

However the Staff has not concluded that the use of a business argument transforms the proposal into an ordinary business proposal or a request for an evaluation of risk so long as it is not within the resolve clause or the resolve clause references its use in the supporting

statement. See *Exxon Mobil* (Mar. 18, 2005) and *Dow Chemical* (March 2, 2006). *Exxon* is a particularly important case in this regard because it was explicitly identified in SLB14C as not being an evaluation of risk case. Looking at the text of *Exxon*, which requested a report on the potential environmental damage that would result from drilling for oil and gas in protected areas and the implications of a policy of refraining from drilling in those areas, it is abundantly clear that it is permissible to discuss company reputation and financial position in the proposal. The *Exxon* proposal stated the following:

> WHEREAS, as shareholders, we believe there is a need to study and report on the **impact on our company's value** from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).
>
> WHEREAS, preserving sensitive ecosystems will enhance **our company's image and reputation** with consumers, elected officials, current and potential employees, and investors;

To argue, as the Company does here, that it is a violation of Rule 14a-8(i)(7) to make mention of the company's reputation or financial position in the proposal is entirely misplaced. The Proponents have made a business case argument in the Proposal along side a number of other arguments in support of the Proposal. For some shareholders the business arguments may be persuasive and for others the moral and ethical arguments may be persuasive. Looking at the entire text of the Proposal it is evident that the "risk" argument is only part of the Proponents' case in support of the Proposal.

For example, the supporting statement includes the following language which focuses on the humanitarian concerns raised by the Proposal:

> Proponents believe that institutional investors, including asset management firms such as Citigroup, bear fiduciary and moral responsibilities as owners of stock in companies that may be connected to human rights violations.
>
> ***
>
> Darfur continues to experience human rights abuses on an unimaginable scale, including systematic and widespread murder, torture, rape, abduction, looting and forced displacement. Since February 2003, hundreds of thousands of civilians have been killed by both deliberate and indiscriminate attacks, and 2.5 million civilians in the region have been displaced.

Finally, the evaluation of risk cases cited by the Company are not applicable to this case. *Centex Corporation* (May 14, 2007) simply represents the most recent in a long line of cases that has found it unacceptable to ask the company to "assess how the company is responding to rising regulatory, competitive, and public pressure". See *The Ryland Group Incorporated* (February 13, 2006), *Pulte Homes* (March 1, 2007) and *Standard Pacific Corp.* (January 29, 2007). *Centex* is not relevant to this analysis for the simple reason that the Proposal does not explicitly or implicitly request an assessment of how the Company is responding to regulatory,

competitive or public pressure. Instead, it asks the company to discuss how the company's investment policies address or could address human rights issues,

With respect to *Newmont Mining Corporation* (February 4, 2004), as we discussed above the proposal sought a report "on the risk to the company's operations, profitability and reputation from its social and environmental liabilities." In that type of proposal we see a clearly articulated request for an evaluation of financial risk and therefore that proposal was properly excluded. The Proposal is not analogous to *Newmont* in that it does not expressly request a report on risk to the Company, but rather focuses on how the Company can address its human rights impacts.

Finally, *Xerox Corporation* (February 29, 1996) was excluded on ordinary business grounds because it focused on "principally employment related matters". *Xerox* was the result of the ordinary business controversy related to the *Cracker Barrel* decision in 1991 and pre-dates the 1998 Interpretive Release that corrected that situation. Consequently it should be discounted as a matter of course.

**The Proposal is not excludable as micro-management because it is properly focused on the broader, strategic direction of the Company.**

While it is not entirely clear what the Company's precise micro-management argument is, it would appear that the Company is claiming that a request for an adoption and implementation of a policy is ordinary business. The Company does not support this argument with any examples of Staff letters or interpretive bulletins.

As an initial matter, we note that under Rule 14a-8(g) "the burden is on the company to demonstrate that it is entitled to exclude a proposal." Because the Company is simply making an unsupported pronouncement that the Proposal is ordinary business, it is beyond doubt that it has not taken the necessary steps to demonstrate that it is entitled to exclude the Proposal. Simply because the Company says it is excludable ordinary business does not make it so.

Second, the Proposal does not request the adoption or implementation of a policy. The Proposal seeks a discussion of existing and potential future polices on human rights issues. While the resolved clause does ask the Company to conduct that discussion with "a view towards adding appropriate policies," that is not the same as asking the Company to actually implement a specific policy.

However, even if the Proposal did request the adoption and implementation of a policy, it is evident that such a request is permissible. In *Safeway Inc.* (March 23, 2000) and *Kroger Co* (April 12, 2000) for example the shareholders requested the companies "adopt a policy of removing genetically engineered crops, organisms, or products thereof from all products sold under its brand names or private labels." More recently, in *Blockbuster Inc.* (March 12, 2007) the proposal request the company adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of certain executives. See also *Exxon Mobil* (March 12, 2007) asking the company to adopt a policy to

increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing between 2015 and 2025.

Finally, the plain language of the Proposal makes it clear that it is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. The question of Company policies related to human rights issues is a strategic level issue that shareholders can readily understand and give their opinion on. The Proposal does not delve into the details of what that policy might be nor does it seek to dictate when or how it would ultimately be implemented. Consequently, we urge the Staff to conclude that the Proposal is not excludable under the micro-management criteria.

## CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin No. 14 B, section F.3. we request the Staff fax a copy of its response to Sanford Lewis at (781) 207-7895.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc: Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.
Amnesty International
NorthStar Asset Management
The Marianists Province of the United States
The Vermont State Treasurer

# SANFORD J. LEWIS, ATTORNEY

RECEIVED
2008 JAN 29 AM 10: 39
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 28, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal on investment policies and human rights Submitted to Citigroup Inc. for 2008 Proxy Materials On Behalf of Amnesty International, NorthStar Asset Management, The Marianists Province of the United States and The Vermont State Treasurer

Dear Sir/Madam:

Amnesty International, NorthStar Asset Management, The Marianists Province of the United States and The Vermont State Treasurer (the "Proponents") submitted a shareholder proposal (the "Proposal") to Citigroup. On January 23 we submitted our response to the company's no action request dated December 21, 2007, asserting that the resolution relates to excludible ordinary business. We are submitting this supplemental letter because, since our initial filing, some additional relevant information has come to our attention. Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of this letter is being mailed concurrently to Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.

Decision in *Fidelity Investments* (January 22, 2008)
First, we learned of the recent staff decision in *Fidelity Investments*, (January 22, 2008) (enclosed) by the SEC Division of Investment Management. That decision, in which the staff did not concur that the resolution related to excludible ordinary business, involved a resolution which resolved that "In order to ensure that Fidelity is an ethically managed company that respects the spirit of international law and is a responsible member of society, shareholders request that the Fund's Board institute oversight procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity."

This resolution was very similar to the ask in the current resolution which seeks a report to shareowners discussing how the company's "investment policies address or could address human rights issues, at reasonable cost and excluding proprietary information, by October 2008. Such a report should review the current investment policies of the company with a view toward adding appropriate policies and procedures to apply when a portfolio company, and its subsidiaries or affiliates, in which we have invested is identified as contributing to human rights violations through their businesses, investments or operations in a country with a clear pattern of genocide or mass atrocities."

The current resolution is even less directive than the Fidelity resolution, requiring the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

company to issue a report to shareholders on how the company's policies address or could address the human rights issues in question instead of directing the company to "screen out" investments. Therefore we believe the new *Fidelity* decision helps to further confirm that the Citigroup resolution does not relate to ordinary business.

Relevance of Human Rights Issues to Citigroup
Second, it has been called to our attention that the Sudan Accountability and Divestment Act (SADA), which encourages states to adopt divestment policies, relates to a substantial investor base of Citigroup. A number of State Public Employee pension funds which have Sudan divestment policies also list substantial investments in Citigroup. For example, Citigroup is listed as CalPERS' fourth largest holding, and in the top 10 holdings of New Mexico. Public employee pension funds in Wisconsin, New York, Colorado, Massachusetts, New Jersey, Oregon and Iowa all list Citigroup as one of their largest holdings. Citigroup is the largest holding for the public employee pension fund in ME. This enhances the urgency and relevance of the proponents' report request.

This information further confirms our conclusion that the Proposal is not excludable under Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin No. 14 B, section F.3. we request the Staff fax a copy of its response to Sanford Lewis at (781) 207-7895.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc: Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.
Amnesty International
NorthStar Asset Management
The Marianists Province of the United States
The Vermont State Treasurer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 22, 2008

Joseph R. Fleming, Esq.
Dechert LLP
200 Clarendon Street, 27th Floor
Boston, MA 02116-5021

Re: Omission of Shareholder Proposal Pursuant to Rule 14a-8 for Certain Fidelity Funds.

Dear Mr. Fleming:

In a letter dated November 2, 2007, on behalf of Fidelity Aberdeen Street Trust, Fidelity Capital Trust, Fidelity Commonwealth Trust, Fidelity Contrafund, Fidelity Fixed-Income Trust, Fidelity Investment Trust, Fidelity Mt. Vernon Street Trust, Fidelity Puritan Trust, Fidelity Securities Trust, Fidelity Select Portfolios and Fidelity Summer Street Trust on behalf of their separate series (each a "Fund" and collectively, the "Funds"), you requested confirmation from the staff of the Division of Investment Management that it would not recommend an enforcement action to the Securities and Exchange Commission if the shareholder proposal ("Proposal") submitted by shareholders of each Fund described in your letter is omitted from the proxy statement and form of proxy (the "Proxy Materials") for the next scheduled shareholder meeting of each Fund the dates of which are set forth in Schedule B to your letter. The Proposal states:

> **RESOLVED:** In order to ensure that Fidelity is an ethically managed company that respects the spirit of international law and is a responsible member of society, shareholders request that the Fund's Board institute oversight procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity.

You request our assurances that we would not recommend enforcement action if the Funds omit the Proposal from the proxy materials at the next scheduled shareholder meeting for each Fund pursuant to Rule 14a-8(i)(3) under the Securities Exchange Act of 1934. This rule permits a company to exclude a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

After considering your request,[1] we are unable to concur with your view that the Funds may exclude the Proposal under Rule 14a-8(i)(3). Accordingly, we do not believe that the Funds may omit the Proposal from their Proxy Materials for the next scheduled shareholder meeting for each Fund in reliance on Rule 14a-8(i)(3).

You request our assurances that we would not recommend enforcement action if the Funds omit the Proposal from the proxy materials at the next scheduled shareholder meeting for each Fund pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934. This rule permits a company to exclude a proposal if the proposal deals with a matter relating to the company's ordinary business operations. After considering your request, we are unable to concur with your view that the Funds may exclude the Proposal under Rule 14a-8(i)(7). Accordingly, we do not believe that the Funds may omit the Proposal from their Proxy Materials for the next scheduled shareholder meeting for each Fund in reliance on Rule 14a-8(i)(7).

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe /by MJS

Christian T. Sandoe
Senior Counsel
Office of Disclosure and Review

Attachment

cc: Nechama Liss-Levinson
Judith Blanchard
James Maisels
Mary Haskell
Steven Karsch
Andrea Wagner
Peter Barrer
Nancy Lee Goldbaum Peterson

[1] We also considered a letter submitted on behalf of the Proponents dated November 16, 2007.

**Shelley J. Dropkin**
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

RECEIVED
2008 FEB -4 PM 3:34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

citi

February 1, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Stockholder Proposal to Citigroup Inc. of Amnesty International, Northstar Asset Management, The Marianists Province of the United States, and the Vermont State Treasurer (the "Proponents")**

Dear Sir or Madam:

The Proponents, through counsel, have submitted two letters to the Securities and Exchange Commission dated January 23, 2008 and January 28, 2008, copies of which are attached hereto as Exhibit A ("Proponents' Letters" or the "Letters"). The Letters are in response to a no-action petition (the "Petition") filed by Citigroup Inc. ("Citigroup" or the "Company") on December 21, 2007 to exclude the stockholder proposal (the "Proposal") submitted by the Proponents. The Proposal requests that "the Board of Directors authorize and prepare a report to shareowners which discusses how policies address or could address human rights issues, at reasonable cost and excluding proprietary information, by October 2008. Such a report should review the current investment policies of the company with a view toward adding appropriate policies and procedures to apply when a company in which we are invested, or its subsidiaries or affiliates, is identified as contributing to human rights violations through their business or operations in a country with a clear pattern of mass atrocities and genocide."

Citigroup has reviewed the Proponents' Letters and believes that, notwithstanding any statements to the contrary contained in such Letters, the arguments stated in the Petition fully support the exclusion of the Proposal from its proxy statement and form of proxy (together, the "2007 Proxy Materials") under Rule 14a-8(i)(7).

The Proponents' Letters, consistent with the Proposal and Supporting Statement, are predicated on incorrect assumptions about Citigroup's operations and, therefore, contain inaccurate and misleading statements. For example, the preamble to the Proposal states, "Operating in countries with clear patterns of violations, such as Sudan and Burma, may heighten reputational and financial risk." The Company has no operations in Sudan and Myanmar and complies fully with all laws and regulations prohibiting such business operations. A stockholder reading such assertions would think that the Company has operations in countries such as Sudan and Myanmar, which it

does not. Moreover, despite expressly raising reputational and financial risk as issues in the preamble to the Proposal, the January 23, 2008 Letter denies that reputational and financial risks are at issue. As set forth in the Petition, the Company's ordinary business decisions related to investments are predicated on assessments of numerous factors, including reputational and financial risks, and in the Company's opinion these risk assessments are implicated in the Proposal.

In this regard, Staff Legal Bulletin 14C (June 28, 2005) ("SLB 14C") is instructive. In the Company's opinion, the Proposal seeks a report concerning the proposed adoption of policies concerning investments, which would logically result in the Company undertaking internal assessments of potential risks and liabilities, including reputational risks and financial risks, from proposed investments. With respect to such matters, SLB 14C recognizes that such proposals may be excluded under Rule 14a-8(i)(7) as relating to an evaluation of risk. Conversely, SLB 14C does not authorize exclusion of proposals requesting the company to minimize or eliminate operations. This latter clause might have been applicable had the Proposal requested the Company to divest its investments, but clearly that is not the case.

The Proposal seeks to impact behavior that the Proponents believe is conducted by asset management businesses. While the behavior may be applicable to other companies who are in the asset management business, it does not and cannot relate to Citigroup because Citigroup no longer has an asset management business, as it sold its asset management business in 2005. The preamble states, "Proponents believe that institutional investors, including asset management firms such as Citigroup, bear fiduciary and moral responsibilities as owners of stock in companies that may be connected to human rights violations." The Company is not an asset management firm, contrary to the assertion in the preamble, making the Proposal irrelevant to Citigroup.

Since the Company does not have an asset management business, which is the business targeted by the Proposal, the citation to Fidelity Investments (January 22, 2008) in the January 28, 2008 Letter is inapplicable with respect to Citigroup because Fidelity has an asset management business. The proposal presented to Fidelity requests the Fidelity Funds' board to "institute oversight procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity." The request to screen out investments would fall under the second clause in SLB 14C related to proposals that seek to minimize or eliminate operations, which proposals may not be excluded. As stated above, however, that is not the case with the Proposal, which focuses on the adoption of policies that would result in the Company assessing reputational risk and economic risk.

The Letters make additional unfounded, outdated, and baseless assertions and cite irrelevant no-action letters for support. The extensive discussion on legislation concerning Sudan and the numerous web links to Sudan referenced in the January 23, 2008 Letter fail to demonstrate a clear connection to Citigroup today. The Proponents' January 23, 2008 Letter makes the unsubstantiated assertion that the Proposal raises a significant social policy issue with respect to Citigroup. To bolster that assertion, Proponents state in bold, underscored headings baseless assertions, such as "Sudan and Darfur are enormous human rights and public policy issues for Citigroup" and "Citigroup is increasingly faced with human rights issues," but do not provide any factual evidence or any evidence of a connection between Citigroup and Sudan or Darfur to support these

statements. Another statement that is completely unsupported by any factual evidence is, "The Proposal is not excludible as micro-management because it is properly focused on the broader, strategic direction of the Company." As stated throughout the Proponents' submissions, the Proponent submitted the Proposal based on the belief that Citigroup is an asset management firm and, as such, its investments create a nexus with the human rights issues in Darfur and Sudan. As noted above, this assumption is incorrect making the assertion of a nexus unsupportable.

Citigroup respectfully submits that without a clear connection to the Company's operations, the assertion that the Proposal raises a significant social policy issue with respect to it, which is the linchpin of the Proponents' entire argument, lacks merit in its entirety.

For the foregoing reasons, as well as those set forth at greater length in Citigroup's Petition, the Proposal should be excluded from Citigroup's 2008 Proxy Materials pursuant to Rule 14a-8(i)(7). If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Amnesty International, Northstar Asset Management, The Marianists Province of the United States, The Vermont State Treasurer

Attachment

# SANFORD J. LEWIS, ATTORNEY

Exhibit A

January 28, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal on investment policies and human rights Submitted to Citigroup Inc. for 2008 Proxy Materials On Behalf of Amnesty International, NorthStar Asset Management, The Marianists Province of the United States and The Vermont State Treasurer

Dear Sir/Madam:

Amnesty International, NorthStar Asset Management, The Marianists Province of the United States and The Vermont State Treasurer (the "Proponents") submitted a shareholder proposal (the "Proposal") to Citigroup. On January 23 we submitted our response to the company's no action request dated December 21, 2007, asserting that the resolution relates to excludible ordinary business. We are submitting this supplemental letter because, since our initial filing, some additional relevant information has come to our attention. Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of this letter is being mailed concurrently to Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.

Decision in *Fidelity Investments* (January 22, 2008)

First, we learned of the recent staff decision in *Fidelity Investments*, (January 22, 2008) (enclosed) by the SEC Division of Investment Management. That decision, in which the staff did not concur that the resolution related to excludible ordinary business, involved a resolution which resolved that "In order to ensure that Fidelity is an ethically managed company that respects the spirit of international law and is a responsible member of society, shareholders request that the Fund's Board institute oversight procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity."

This resolution was very similar to the ask in the current resolution which seeks a report to shareowners discussing how the company's "investment policies address or could address human rights issues, at reasonable cost and excluding proprietary information, by October 2008. Such a report should review the current investment policies of the company with a view toward adding appropriate policies and procedures to apply when a portfolio company, and its subsidiaries or affiliates, in which we have invested is identified as contributing to human rights violations through their businesses, investments or operations in a country with a clear pattern of genocide or mass atrocities."

The current resolution is even less directive than the Fidelity resolution, requiring the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

company to issue a report to shareholders on how the company's policies address or could address the human rights issues in question instead of directing the company to "screen out" investments. Therefore we believe the new *Fidelity* decision helps to further confirm that the Citigroup resolution does not relate to ordinary business.

Relevance of Human Rights Issues to Citigroup
Second, it has been called to our attention that the Sudan Accountability and Divestment Act (SADA), which encourages states to adopt divestment policies, relates to a substantial investor base of Citigroup. A number of State Public Employee pension funds which have Sudan divestment policies also list substantial investments in Citigroup. For example, Citigroup is listed as CalPERS' fourth largest holding, and in the top 10 holdings of New Mexico. Public employee pension funds in Wisconsin, New York, Colorado, Massachusetts , New Jersey, Oregon and Iowa all list Citigroup as one of their largest holdings. Citigroup is the largest holding for the public employee pension fund in ME. This enhances the urgency and relevance of the proponents' report request.

This information further confirms our conclusion that the Proposal is not excludable under Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin No. 14 B, section F.3. we request the Staff fax a copy of its response to Sanford Lewis at (781) 207-7895.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc: Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.
Amnesty International
NorthStar Asset Management
The Marianists Province of the United States
The Vermont State Treasurer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 22, 2008

Joseph R. Fleming, Esq.
Dechert LLP
200 Clarendon Street, 27th Floor
Boston, MA 02116-5021

Re: Omission of Shareholder Proposal Pursuant to Rule 14a-8 for Certain Fidelity Funds.

Dear Mr. Fleming:

In a letter dated November 2, 2007, on behalf of Fidelity Aberdeen Street Trust, Fidelity Capital Trust, Fidelity Commonwealth Trust, Fidelity Contrafund, Fidelity Fixed-Income Trust, Fidelity Investment Trust, Fidelity Mt. Vernon Street Trust, Fidelity Puritan Trust, Fidelity Securities Trust, Fidelity Select Portfolios and Fidelity Summer Street Trust on behalf of their separate series (each a "Fund" and collectively, the "Funds"), you requested confirmation from the staff of the Division of Investment Management that it would not recommend an enforcement action to the Securities and Exchange Commission if the shareholder proposal ("Proposal") submitted by shareholders of each Fund described in your letter is omitted from the proxy statement and form of proxy (the "Proxy Materials") for the next scheduled shareholder meeting of each Fund the dates of which are set forth in Schedule B to your letter. The Proposal states:

> **RESOLVED:** In order to ensure that Fidelity is an ethically managed company that respects the spirit of international law and is a responsible member of society, shareholders request that the Fund's Board institute oversight procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity.

You request our assurances that we would not recommend enforcement action if the Funds omit the Proposal from the proxy materials at the next scheduled shareholder meeting for each Fund pursuant to Rule 14a-8(i)(3) under the Securities Exchange Act of 1934. This rule permits a company to exclude a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

After considering your request,[1] we are unable to concur with your view that the Funds may exclude the Proposal under Rule 14a-8(i)(3). Accordingly, we do not believe that the Funds may omit the Proposal from their Proxy Materials for the next scheduled shareholder meeting for each Fund in reliance on Rule 14a-8(i)(3).

You request our assurances that we would not recommend enforcement action if the Funds omit the Proposal from the proxy materials at the next scheduled shareholder meeting for each Fund pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934. This rule permits a company to exclude a proposal if the proposal deals with a matter relating to the company's ordinary business operations. After considering your request, we are unable to concur with your view that the Funds may exclude the Proposal under Rule 14a-8(i)(7). Accordingly, we do not believe that the Funds may omit the Proposal from their Proxy Materials for the next scheduled shareholder meeting for each Fund in reliance on Rule 14a-8(i)(7).

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe /by MJS

Christian T. Sandoe
Senior Counsel
Office of Disclosure and Review

Attachment

cc: Nechama Liss-Levinson
Judith Blanchard
James Maisels
Mary Haskell
Steven Karsch
Andrea Wagner
Peter Barrer
Nancy Lee Goldbaum Peterson

[1] We also considered a letter submitted on behalf of the Proponents dated November 16, 2007.

# SANFORD J. LEWIS, ATTORNEY

January 23, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal on investment policies and human rights Submitted to Citigroup Inc. for 2008 Proxy Materials On Behalf of Amnesty International, NorthStar Asset Management, The Marianists Province of the United States and The Vermont State Treasurer

Dear Sir/Madam:

Amnesty International, NorthStar Asset Management, The Marianists Province of the United States and The Vermont State Treasurer (the "Proponents") are the beneficial owners of common stock of Citigroup Inc. (the "Company") and have submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponents to respond to the letter dated December 21, 2007, sent to the Securities and Exchange Commission Staff by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2008 proxy statement by virtue of Rule 14a-8(i)(7), i.e. that the resolution is addressed to Citigroup's "ordinary business."

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2008 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of this letter is being mailed concurrently to Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.

## SUMMARY

Financial services companies are facing increasing investor and public scrutiny of how their policies and practices on how nations and businesses around the world respect human rights. Perhaps the most vivid example of this situation is found in the Darfur region of Sudan where governments, along with numerous other political and non-profit entities, have declared that an ongoing massacre amounts to genocide. The Proponents have filed this Proposal because they are critically aware of these and similar situations, and believe that the Company needs to explore how its fundamental investment policies may address human rights issues.

While the Company has tried to paint the Proposal as unduly focused on ordinary business, it is evident from the following analysis that this is not the case. The Proposal is focused on a broad public policy issue, and the broad brush policy level response of the company. Human

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

rights issues are a public policy issue of wide concern, as well as action at the highest levels of government. Furthermore, the Proposal does not run afoul of any of the specific exclusions identified by the Company, "evaluation of risk" or "micro-management". The Proposal does not relate to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk. It is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. Finally, the Proposal builds on a line of similar shareholder proposals that survived rigorous Staff review. In short, the Proposal complies with all aspects of Rule 14a-8 and we urge the Staff to reject the Company's arguments.

## THE PROPOSAL

The proposal states in its resolved clause that:

> Shareowners request that the Board of Directors authorize and prepare a report to shareowners which discusses how our investment policies address or could address human rights issues, at reasonable cost and excluding proprietary information, by October 2008.
>
> Such a report should review the current investment policies of the company with a view toward adding appropriate policies and procedures to apply when a portfolio company, and its subsidiaries or affiliates, in which we have invested is identified as contributing to human rights violations through their businesses, investments or operations in a country with a clear pattern of genocide or mass atrocities.

## ANALYSIS

**The Proposal builds on a line of similar shareholder proposals that survived staff review on the issue of ordinary business.**

The Proposal, which focuses on the human rights implications of the Company's investment policies, is supported by a number of shareholder proposals that have survived ordinary business arguments in the past. For example, in *Morgan Stanley Dean Witter* (January 11, 1999) and *Merrill Lynch* (February 25, 2000) the Staff concluded the proposals complied with Rule 14a-8(i)(7) when they requested "the Board to issue a report to shareholders and employees by October 1999, reviewing the underwriting, investing and lending criteria of [the company]--including its joint ventures such as the China International Capital Corporation Ltd.--with the view to incorporating criteria related to a transaction's impact on the environment, human rights and risk to the company's reputation." As is apparent, the language of the Proposal is very similar to this language except that the Proposal, because it was adopted after Staff Legal Bulletin 14C, does not request discussion about risk to the Company's reputation. See also, *College Retirement Equities Fund* (August 9, 1999) (Staff permitted a proposal requesting "that CREF establish and make available A Social Choice Equity Fund") and *Morgan Stanley Africa Investment Fund* (April 26, 1996) (SEC allowed language that focused on the total value of securities from any country not exceeding 45% of

the net assets of the fund. In allowing the *Morgan Stanley* language, the SEC noted that it was permissible because it focused on "fundamental investment policies.")

**The proposal is also in keeping with human rights proposals successfully filed with the Company in the past.** In *Citigroup Inc.*(February 9, 2001) the Staff permitted a proposal challenged on ordinary business grounds that requested a report to shareholders describing the company's relationships with any entity that conducts business, invests in or facilitates investment in Burma. That proposal sought specific information about the company's relationship with Ratchaburi Electricity Generating Co. of Thailand, as well as explaining why these relationships did not violate U.S. government sanctions. The facts of the Proposal are similar in that the Proposal also focuses on human rights issues and seeks a discussion of investment policies that have human rights impacts. Clearly, human rights issues have been a significant policy issue for the Company for many years and the Staff has accordingly concluded that such proposals are properly included in the proxy materials.

Consequently, the Proposal builds upon a line of permissible shareholder proposals that focus not only on fundamental investment policies, but also on the human rights impacts of investment practices. These issues represent significant social policy issues as well as the strategic direction of the company. Therefore, we respectfully request the Staff to conclude that the Proposal is not excludable.

**The Proposal does not violate the Rule 14a-8(i)(7) standard.**

A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992) a proposal may not be excluded if it has "significant policy, economic or other implications". *Id. at 426.* Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id. at 427.*

Earlier courts have pointed out that the overriding purpose of Section 14a-8 "is to assure to corporate shareholders the ability to exercise their right – some would say their duty – to control the important decisions which affect them in their capacity as stockholders." *Medical Committee for Human Rights v. SEC,* 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972).

Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

It has been also been pointed out that the 1976 Interpretive Release explicitly recognizes "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlays the Release's statement that the SEC's determination of whether a

company may exclude a proposal should not depend on whether the proposal ***could*** be characterized as involving some day-to-day business matter. Rather, ***the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration.***" *Id* (emphasis added).

Most recently, the SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" determinations would hinge on two factors.

> Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added)
>
> "Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

The Staff has also provided some guidance about what may be considered a significant social policy issue. In Staff Legal Bulletin No. 14A (July 12, 2002) the Staff stated "[t]he Division has noted many times that the ***presence of widespread public debate regarding an issue*** is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" (emphasis added).

Finally, it is vitally important to observe that the Company bears the burden of persuasion on this question. Rule 14a-8(g). The SEC has made it clear that under the Rule "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added).

In sum, the SEC's statement in the 1998 Interpretive Release that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable, makes it evident that a subject matter's status as a significant policy issue ***trumps***

the company's portrayal if it as an ordinary business matter. Consequently, when analyzing this case, it is incumbent on the Company to demonstrate that the Proposal does not involve any substantial policy or other considerations. It is only when the Company is able to show that the Proposal raises ***no*** substantial policy consideration that it may exclude the Proposal. This is a very high threshold that gives the benefit of the doubt to the Proponents and tends towards allowing, rather than excluding, the Proposal.

**The Proposal is not excludable as ordinary business because it focuses on a significant social policy issue confronting the company.**

**Citigroup is increasingly faced with human rights issues.**

The issue of human rights is becoming increasingly important to the Company, the industry and investors. Company reputations are affected by both direct and indirect involvement in human rights violations. Simply operating in countries with clear patterns of these violations, such as Sudan and Burma, may draw unwanted attention to the Company.

Human rights are a significant policy concern facing Citigroup. One need look no further than the Company's own "Statement on Human Rights" – a document written by Citigroup in January 2007 that notes its "support [for] the protection and preservation of human rights around the world" and business practices "guided by fundamental principles of human rights." Though the Company has made this broad statement of concern, in the opinion of the Proponents the Company has not yet backed up the statement with investment policies that would put this "support" into action.

Recent history has shown a clear pattern of public and shareholder concern regarding the effect of Citigroup business policies on human rights issues. For instance, in 2001, the AFL-CIO voiced concern over Citigroup's participation in a consortium of banks that signed a $1 billion loan agreement with the Ratchaburi Electricity Generating Company of Thailand. Ratchaburi was raising funds to complete the construction of a large power plant in Thailand; once completed, it became the largest customer of a pipeline and natural gas development project owned jointly by the Burmese government and other foreign entities. Burma has been the subject of international outrage for human rights abuses by its military dictatorship; the loan was seen by some as helping finance the oppressive regime. As noted above, in the staff decision in *Citigroup Inc.* (February 9, 2001) the Staff permitted a proposal challenged on ordinary business grounds regarding the company's relationships in Burma, demonstrating that such human rights issues have long been a significant policy issue for the Company and properly included in the proxy materials.

In 2002, Citigroup was named, along with two Swiss banks, in a class action lawsuit alleging their financial assistance to South Africa's former apartheid regime. Olson, Elizabeth, "International Business; 2 Swiss Banks Are Sued For South Africa Dealings," New York Times, June 29, 2002. Contending that the banks' financial dealings prolonged the white-only rule in violation of international law, the lawsuit noted that Citibank had over $613 million in loans outstanding after the collapse of the apartheid regime while other institutions were divesting themselves and terminating their relations with South Africa. In 2000, the

investment firm Trillium Asset Management voiced concern over Citigroup's involvement in financing the construction of the Three Gorges Dam, a project displacing up to 1.9 million people. By contrast other funders including the World Bank, the U.S. Export-Import Bank and the Asian Development Bank refused to fund the Three Gorges Dam project, in consideration of environmental and human rights concerns. "Shareholders Bring Banks to Account for Three Gorges Dam," February 18, 2000.
http://www.socialfunds.com/news/article.cgi/165.html

**Sudan and Darfur are enormous human rights and public policy issues for Citigroup.** The Company would be extremely hard pressed to argue that the human rights issue presented by the crisis in Sudan is not a significant policy issue facing the Company. On December 31, 2007, President George W. Bush signed into law S.2271, the Sudan Accountability and Divestment Act (SADA), following unanimous approval by the U.S. Congress. SADA prohibits companies operating in Sudan's oil, power, mineral and military sector from receiving federal contracts, and authorizes U.S. states and local entities to divest from and prohibit contracts with these companies. It also adds a new subsection (c) to Section 13 of the Investment Company Act of 1940 to protect companies from any civil, criminal or administrative action "based solely upon the investment company divesting from, or avoiding investing in, securities issued by persons that the investment company determines, using credible information that is available to the public, conduct or have direct investments in business operations in Sudan. . ." Pub. L. No. 110-174. Available at http://www.govtrack.us/congress/bill.xpd?bill=s110-2271. This legislation demonstrates not only the widespread concern about human rights violations in Sudan, but also expresses the President's and Congress's view that the Federal government should support efforts to divest or prohibit investment in Sudan. After signing SADA, President Bush stated, "My Administration will continue its efforts to bring about significant improvements in the conditions in Sudan through sanctions against the Government of Sudan."

In the words of Congressman Spencer Bachus on December 18, 2007

> Economic and financial considerations are important, but in a loving Nation, such considerations can never be as a justification for turning a blind eye to genocide. Closing our financial markets to those who participate directly or indirectly in the slaughter of innocent human beings is well within our ability and ought to be a bedrock principle of our Nation. America is a loving Nation, and allowing our financial markets to be utilized by an evil, and that's a strong word, but in this case it fits, an evil regime which conducts religious and racial genocide is inconsistent with our values and our principles. Cong. Rec. 16,756 (December 18, 2007)

With respect to a related bill, The Darfur Accountability and Divestment Act (H8846), House Financial Services Committee Chairman Congressman Barney Frank said on July 30, 2007

> These are not bills of compulsion. They fully respect the market. What they say is, if you are a mutual fund, if you are a pension fund manager, and significant numbers of the investors in your entity or the beneficiaries of your entity come to you and say,

> Clean my hands; I do not want to be financing these outrageous regimes and their terrible practices, you cannot plead, Oh, I am sorry. The law won't let me do it, because these bills have a common theme. They prevent lawsuits against these investment entities who take these issues into account. Cong. Rec. 8,846 (July 30, 2007).

See also comments of Congresswoman Sheila Jackson-Lee:

> Divestment is one solid and easy way that individuals, organizations, businesses, universities, cities, and states can not only make a strong statement against genocide, but can actually act to halt the killing in Darfur. Cong. Rec. 8,852 (July 30, 2007).

Furthermore, since 2005, 22 U.S. states have adopted Sudan divestment policies. Fifteen of these states have followed the recommendations of the Sudan Divestment Task Force and focus exclusively on companies operating in Sudan's oil, power, mineral and military sectors. Twenty-three additional U.S. states will consider divestment policies in 2008. Beyond the U.S., at least 14 countries have initiated targeted Sudan divestment campaigns including Australia, Belgium, Canada, Germany, Japan, Norway, Netherlands, New Zealand, Ireland, Italy, Sweden, Switzerland, South Africa, and the UK.

The Sudan divestment movement has also spread rapidly to the private sector. In 2007, Citigroup's competitor Fidelity Investments reduced its U.S. holdings of PetroChina, the listed arm of Sudan's largest oil partner, China National Petroleum Corporation, by 91%. Berkshire Hathaway, the holding company for Warren Buffett, sold over two billion shares in the company.

The issue has also received significant attention in the press. In 2007 the Save Darfur Coalition launched a multi-million dollar advertising campaign in support of the Sudan divestment movement. The advertising campaign, which targeted companies in Sudan and their largest foreign investors, included national television commercials, newspaper advertisements and billboards.

In addition to paid advertising, the Sudan divestment movement has been covered extensively in the press, including features in CNN, FOX News, MSNBC, Bloomberg, Reuters, Associated Press, New York Times, International Herald Tribune, Fortune, London Times, Financial Times, Wall Street Journal, and Xinhua. See also:

> *Pensions & Investments* Fiduciary Duty Calls For Divesting 11/26/2007
> http://www.pionline.com/apps/pbcs.dll/article?AID=/20071126/PRINTSUB/71121014/1008/rss12&rssfeed=rss12

> *Investment & Pensions Europe* PGGM May Withdraw China Investment 11/13/2007
> http://www.ipe.com/home/login.php?type=noaccess&extra=&page=http%3A%2F%2Fwww.ipe.com%2Fnews%2FPGGM_may_withdraw_China_investment_25930.php%3Ftype%3Dnews%26id%3D25930

*The Harvard Crimson* Shame on UBS 11/12/2007
http://www.thecrimson.com/article.aspx?ref=520682

*Santa Fe Reporter* Thorny Funds 10/10/2007
http://sfreporter.com/articles/publish/outtake-101007-thorny-funds.php

*Boston Globe* Darfur Activists to Prod 4 More Mutual Fund Firms 9/5/2007
http://www.boston.com/business/globe/articles/2007/09/05/darfur_activists_to_prod_4_more_mutual_fund_firms/

*Reuters* Activists Target More US Firms on Sudan Investments
http://today.reuters.com/news/articleinvesting.aspx?type=etfNews&storyID=2007-09-05T200346Z_01_N05215308_RTRIDST_0_FUNDS-SUDAN.XML&pageNumber=0&imageid=&cap=&sz=13&WTModLoc=InvArt-C1-ArticlePage2

*The London Times* Campaigners Seek to Curb Investment in Sudan as Darfur Crisis Continues
http://business.timesonline.co.uk/tol/business/markets/africa/article2072495.ece

*TheStreet.com* Save Darfur, Win Big 6/26/2007
http://www.thestreet.com/_tscrss/funds/etftuesday/10364855.html

*Guardian Unlimited* British Investors Urged to Quit Sudan 6/19/2007
http://politics.guardian.co.uk/foreignaffairs/story/0,,2106164,00.html

*The Street* Franklin Templeton Could Feel Darfur's Heat 5/21/2007
http://www.thestreet.com/newsanalysis/assetmanagers/10357947.html

*The Economist* Genocide In the Boardroom 5/8/2007
http://www.economist.com/business/displaystory.cfm?story_id=9136514

*LA Times* Berkshire's Darfur Links Clash with Gates Mission 5/4/2007
http://www.latimes.com/news/nationworld/nation/la-na-berkshire4may04,0,6075683.story?coll=la-home-headlines

*Bloomberg* Buffett Confronts Darfur, Divestment Proposal at Annual Meeting 5/4/2007
http://www.bloomberg.com/apps/news?pid=20601087&sid=ayg30EbB4LLs&refer=home

*USA Today* Some Investors Want Money Out of Sudan 3/21/2007
http://www.usatoday.com/money/world/2007-03-21-sudan-invest-usat_N.htm

*Fortune* Fidelity's Sudan problem 1/29/2007
http://money.cnn.com/2007/01/29/news/companies/pluggedin_gunther_sudan.fortune/?postversion=2007012911

*Wall Street Journal* Divestment Campaign Moves into US Mutual Funds 1/28/2007
http://www.sudantribune.com/spip.php?article19973

These issues are not de minis for the Company. Based on data accessed from Bloomberg LP on January 11, 2007, we have estimated that Citigroup manages holdings valued at over $1,886,000,000 in companies in the oil, power, mineral, and military sectors (including listed arms and majority-owned subsidiaries) in Sudan. Specifically, we understand that Citigroup manages holdings valued at over $958 million in China National Petroleum Corporation; manages holdings valued at over $44 million in Oil and Natural Gas Corporation, and manages holdings valued at over $884 million in Sinopec.

This documentation not only demonstrates that the Proposal focuses on "significant policy, economic or other implications", but "the presence of widespread public debate regarding an issue." These are issues about which shareholders are appropriately concerned. As a result, shareholders have the right to raise these issues at Citigroup's annual meeting and express their opinions about how the Company should explore its role in addressing human rights issues. These issues are beyond a doubt significant social policy issues that have captured the attention of millions of Americans; federal, state and local politicians; and are clearly of concern to other investors. We respectfully believe the Staff should reach the same conclusion and notify the Company that it cannot exclude the Proposal as merely focusing on the day-to-day business of the Company.

**The Resolution does not entail an excludible "evaluation of risk".**

The evaluation of risk exclusion was formally announced in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") in which the Staff stated:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

**As we understand this distinction based on the precedents, if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk then the Staff will treat the proposal as ordinary business. If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded.**

Accordingly, the Staff refers in SLB14C to the *Xcel Energy Inc.* (Apr. 1, 2003) proposal as an example of a request for a risk assessment. In *Xcel* the proponents requested a:

> report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions ...

This proposal expressly sought an evaluation of the economic risks to the company's operations and clearly was within the ordinary business exclusion.

In addition to *Xcel*, there are three often cited examples of prohibited risk assessments: *Newmont Mining Company* (Feb. 4, 2004), *Willamette Industries, Inc.* (Mar. 20, 2001), and *The Mead Corporation* (Jan. 31, 2001). These examples serve to illustrate what constitutes a prohibited request for a risk assessment and to demonstrate that the Proposal is not in this category.

In *Newmont* the proposal sought a report "on the risk to the company's operations, profitability and reputation from its social and environmental liabilities." In that type of proposal we see a clearly articulated request for an evaluation of financial risk and therefore that proposal was properly excluded. In *Willamette*, the proposal sought in addition to other items "an estimate of worst case financial exposure due to environmental issues for the next ten years." Once again we see a direct request for an analysis and evaluation of financial risk and an appropriate rejection of the proposal.

Finally in *Mead* we find the shareholder was requesting that the company report on the company's "*liability projection methodology*. . . and an assessment of other major environmental risks, such as those created by climate change" (emphasis added). In this case not only was there a plain focus on risk assessment, but there was the additional emphasis on the nature and type of analysis.

This analysis is borne out by two recent cases in which the companies sought to exclude the proposal on evaluation of risk grounds. *Burlington Northern Santa Fe Corp.* (December 27, 2007) and *Norfolk Southern Corporation* (February 20, 2007). In the case of *Norfolk* the proponent sought "information relevant to the Company's efforts to both safeguard the security of their operations and **minimize material financial risk** arising from a terrorist

attack and/or other homeland security incidents." That proposal was excluded as relating to an evaluation in risk. However, one year later in *Burlington*, the same proponent sought "information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." This second proposal, in contrast to Norfolk, was determined to be permissible and not in violation of the ordinary business exclusion. What is critical here is that simply removing the request for information related to efforts for minimize financial risk was sufficient to remove the proposal from the scope of the risk assessment exclusion. What these two railroad cases demonstrate is that if the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded. Furthermore, the company in Burlington argued that while the explicit reference to material risk was removed from the proposal, the request implicitly called for an evaluation of risk. This argument was rejected by the Staff and confirms that it is permissible to request information so long as the company is not asked to quantify or characterize risks.

**The Company's arguments on evaluation of risk exclusion are inconsistent with the precedents.**

The Company first argues on page one of its letter that the Proposal should be excluded because "the Proposal requests that the Company prepare a report to stockholders disclosing how the Company's investment policies address or could address human rights issues and thereby, assess reputational and financial risks that may arise from certain investments." Nowhere in the Proposal is this reasoning supported, rather the Company is reading language into the Proposal that is simply not there. The Proposal unarguably requests a discussion about how the Company's investment policies address or could address human rights issues, but that does not inherently require the Company to evaluate the risks confronting the Company.

This is essentially the same argument made in *Burlington* and should fail accordingly. In *Burlington*, the company argued that by requesting information about the company's safety efforts it implicitly called for an evaluation of risk. In that case, the company even could point to the previous use of the risk assessment language by the proponent. But even then it was not enough to support exclusion. In our case, there is no history of requesting evaluations or assessments of risk. As such, the Company's argument has no support whatsoever that the Proponents are impliedly seeking an evaluation of risk.

The one explicit reference to risk in the Proposal can be found in the preamble: "Operating in countries with clear patterns of these violations, such as Sudan and Burma, may heighten reputational and financial risk. Furthermore, companies can face similar risks when they or their suppliers are found to be using forced labor or discriminating against employees, among other abuses."

However the Staff has not concluded that the use of a business argument transforms the proposal into an ordinary business proposal or a request for an evaluation of risk so long as it is not within the resolve clause or the resolve clause references its use in the supporting

statement. See *Exxon Mobil* (Mar. 18, 2005) and *Dow Chemical* (March 2, 2006). *Exxon* is a particularly important case in this regard because it was explicitly identified in SLB14C as not being an evaluation of risk case. Looking at the text of *Exxon*, which requested a report on the potential environmental damage that would result from drilling for oil and gas in protected areas and the implications of a policy of refraining from drilling in those areas, it is abundantly clear that it is permissible to discuss company reputation and financial position in the proposal. The *Exxon* proposal stated the following:

> WHEREAS, as shareholders, we believe there is a need to study and report on the **impact on our company's value** from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).
>
> WHEREAS, preserving sensitive ecosystems will enhance **our company's image and reputation** with consumers, elected officials, current and potential employees, and investors;

To argue, as the Company does here, that it is a violation of Rule 14a-8(i)(7) to make mention of the company's reputation or financial position in the proposal is entirely misplaced. The Proponents have made a business case argument in the Proposal along side a number of other arguments in support of the Proposal. For some shareholders the business arguments may be persuasive and for others the moral and ethical arguments may be persuasive. Looking at the entire text of the Proposal it is evident that the "risk" argument is only part of the Proponents' case in support of the Proposal.

For example, the supporting statement includes the following language which focuses on the humanitarian concerns raised by the Proposal:

> Proponents believe that institutional investors, including asset management firms such as Citigroup, bear fiduciary and moral responsibilities as owners of stock in companies that may be connected to human rights violations.
>
> ***
>
> Darfur continues to experience human rights abuses on an unimaginable scale, including systematic and widespread murder, torture, rape, abduction, looting and forced displacement. Since February 2003, hundreds of thousands of civilians have been killed by both deliberate and indiscriminate attacks, and 2.5 million civilians in the region have been displaced.

Finally, the evaluation of risk cases cited by the Company are not applicable to this case. *Centex Corporation* (May 14, 2007) simply represents the most recent in a long line of cases that has found it unacceptable to ask the company to "assess how the company is responding to rising regulatory, competitive, and public pressure". See *The Ryland Group Incorporated* (February 13, 2006), *Pulte Homes* (March 1, 2007) and *Standard Pacific Corp.* (January 29, 2007). *Centex* is not relevant to this analysis for the simple reason that the Proposal does not explicitly or implicitly request an assessment of how the Company is responding to regulatory,

competitive or public pressure. Instead, it asks the company to discuss how the company's investment policies address or could address human rights issues,

With respect to *Newmont Mining Corporation* (February 4, 2004), as we discussed above the proposal sought a report "on the risk to the company's operations, profitability and reputation from its social and environmental liabilities." In that type of proposal we see a clearly articulated request for an evaluation of financial risk and therefore that proposal was properly excluded. The Proposal is not analogous to *Newmont* in that it does not expressly request a report on risk to the Company, but rather focuses on how the Company can address its human rights impacts.

Finally, *Xerox Corporation* (February 29, 1996) was excluded on ordinary business grounds because it focused on "principally employment related matters". *Xerox* was the result of the ordinary business controversy related to the *Cracker Barrel* decision in 1991 and pre-dates the 1998 Interpretive Release that corrected that situation. Consequently it should be discounted as a matter of course.

**The Proposal is not excludable as micro-management because it is properly focused on the broader, strategic direction of the Company.**

While it is not entirely clear what the Company's precise micro-management argument is, it would appear that the Company is claiming that a request for an adoption and implementation of a policy is ordinary business. The Company does not support this argument with any examples of Staff letters or interpretive bulletins.

As an initial matter, we note that under Rule 14a-8(g) "the burden is on the company to demonstrate that it is entitled to exclude a proposal." Because the Company is simply making an unsupported pronouncement that the Proposal is ordinary business, it is beyond doubt that it has not taken the necessary steps to demonstrate that it is entitled to exclude the Proposal. Simply because the Company says it is excludable ordinary business does not make it so.

Second, the Proposal does not request the adoption or implementation of a policy. The Proposal seeks a discussion of existing and potential future polices on human rights issues. While the resolved clause does ask the Company to conduct that discussion with "a view towards adding appropriate policies," that is not the same as asking the Company to actually implement a specific policy.

However, even if the Proposal did request the adoption and implementation of a policy, it is evident that such a request is permissible. In *Safeway Inc.* (March 23, 2000) and *Kroger Co* (April 12, 2000) for example the shareholders requested the companies "adopt a policy of removing genetically engineered crops, organisms, or products thereof from all products sold under its brand names or private labels." More recently, in *Blockbuster Inc.* (March 12, 2007) the proposal request the company adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of certain executives. See also *Exxon Mobil* (March 12, 2007) asking the company to adopt a policy to

increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing between 2015 and 2025.

Finally, the plain language of the Proposal makes it clear that it is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. The question of Company policies related to human rights issues is a strategic level issue that shareholders can readily understand and give their opinion on. The Proposal does not delve into the details of what that policy might be nor does it seek to dictate when or how it would ultimately be implemented. Consequently, we urge the Staff to conclude that the Proposal is not excludable under the micro-management criteria.

## CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin No. 14 B, section F.3. we request the Staff fax a copy of its response to Sanford Lewis at (781) 207-7895.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc: Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.
Amnesty International
NorthStar Asset Management
The Marianists Province of the United States
The Vermont State Treasurer

RECEIVED
2008 FEB 12 PM 12:38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 8, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Stockholder proposal to Citigroup Inc (the "Company") from Amnesty International USA, NorthStar Asset Management, The Marianists Province of the United States and the Vermont State Treasury (the "Proponents")

Dear Sir/Madam:

Amnesty International, NorthStar Asset Management, The Marianists Province of the United States and The Vermont State Treasurer (the "Proponents") submitted a shareholder proposal (the "Proposal") to Citigroup Inc. (the "Company"). On January 23 we submitted our response to the Company's no action request dated December 21, 2007, asserting that the resolution relates to excludible ordinary business. We later submitted a supplemental letter to provide additional relevant information. On February 1, 2008 Citigroup Inc submitted a subsequent response further requesting the exclusion of the Proposal (enclosed).

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of this letter is being mailed concurrently to Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.

**Responding to Factual Issues**

The company asserts in its letter that Citigroup should not be characterized as an asset management business. However, according to reports produced by Bloomberg, as of December 2007, Citigroup Inc, US held American Depository Receipts (ADRs) in PetroChina, valued at $958,757,338, and ADRs in Sinopec valued at $844,348,111. Repeated inquiries to Citigroup Inc about the nature of these holdings resulted in a variety of responses, including the possibility that they are held through a private banking arm, or could possibly represent a financing relationship, or could be the result of an error in reporting. Given that the Proponents have been unable, despite repeated requests, to obtain a sufficient explanation for the Company's reported holdings in these companies, we feel it is inappropriate to withdraw the Proposal based on this fact.

Whether or not the Company is technically an "asset management firm" is irrelevant because according to public reports, the company holds investments in a way that appears relevant to the overarching request of the Proposal.

In the event that the staff finds that the language regarding "asset management" would be inaccurate, we would be glad to amend the resolution wording to delete all references to asset management. Clearly the references to Citigroup as an "investor" are still accurate, and therefore references to the company's holdings also are accurate.

Similarly, the Company's letter draws attention to the Proposal's preamble, which states, "Operating in countries with clear patterns of violations, such as Sudan and Burma, may heighten reputational and financial risk." Contrary to the Company's assertion, this statement was never intended to refer to Citigroup Inc. As clarified by the final sentence in that paragraph, our concern was with the Company's investments in companies that face said risks. Any stockholder reading the Proposal would see the preamble in its entirety and should therefore not be led to believe that Citigroup operates in Sudan or Burma. However, in the event that the staff finds this remark misleading when read in context, we would also gladly revise the Proposal to further clarify that the language refers to holdings or investments in companies doing business in those countries.

**Responding to Ordinary Business Arguments**

The Company also claims that our letter dated January 23, 2008 denies the reputational and financial risk argument made in the preamble, but this represents a misreading of our letter. Our letter makes the point that reputational and financial risk being described in the Proposal do not invoke the ordinary business rule because, "If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded."

The Company goes on to assert that the citation to the Fidelity Investments decision, and so the Proposal, are irrelevant, because both seek to impact the behavior of asset management businesses. Citigroup Inc contends that our January 23, 2008 letter fails to demonstrate a clear connection between the Company and the discussion of Sudan legislation and other news articles drawing attention to the relevance of the Darfur issue to firms that have investments in companies operating in Sudan. As discussed above, because Citigroup does appear to hold investments in companies of concern (such as Petrochina), this information can be considered relevant. They further claim that we do not substantiate why "Sudan and Darfur are enormous human rights and public policy issues for Citigroup" and "Citigroup is increasingly faced with human rights issues" by providing evidence of a connection between Citigroup and Sudan or Darfur. As explained, Citigroup has reported publicly holdings in Petrochina and Sinopec, two oil companies operating in Sudan. As the Proposal explains, "Much of the revenue fueling this conflict is generated by Sudan's oil industry, as the majority of these revenues are funneled into military expenditures. With little capital or expertise to efficiently extract its own oil, Sudan relies almost entirely on foreign companies for both. The oil industry in Sudan is dominated by four companies: China National Petroleum Corporation of China, Petronas of Malaysia, Oil and Natural Gas Corporation of India, and Sinopec of China."

Furthermore, Citigroup has itself acknowledged that human rights are an issue which it must face as a company, as evidenced by its public Statement on Human Rights which states unequivocally that Citigroup should "strive to conduct our business in a manner that supports universal human rights, acknowledging that our clients and suppliers face their own decisions on these matters but working to promote respect for human rights through our policies and standards."

For the foregoing reasons, and those put forth in our request dated January 23, 2008, Proponents reiterate our request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin No. 14 B, section F.3. we request the Staff fax a copy of its response to Sanford Lewis at (781) 207-7895.

Sincerely,

Amy O'Meara
Director, Business & Human Rights
Amnesty International USA

Enc

cc: Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.
Amnesty International
NorthStar Asset Management
The Marianists Province of the United States
The Vermont State Treasurer

**Shelley J. Dropkin**
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T [illegible]
F [illegible]
dropkins@citi.com

February 1, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Stockholder Proposal to Citigroup Inc. of Amnesty International, Northstar Asset Management, The Marianists Province of the United States, and the Vermont State Treasurer (the "Proponents")**

Dear Sir or Madam:

The Proponents, through counsel, have submitted two letters to the Securities and Exchange Commission dated January 23, 2008 and January 28, 2008, copies of which are attached hereto as Exhibit A ("Proponents' Letters" or the "Letters"). The Letters are in response to a no-action petition (the "Petition") filed by Citigroup Inc. ("Citigroup" or the "Company") on December 21, 2007 to exclude the stockholder proposal (the "Proposal") submitted by the Proponents. The Proposal requests that "the Board of Directors authorize and prepare a report to shareowners which discusses how policies address or could address human rights issues, at reasonable cost and excluding proprietary information, by October 2008. Such a report should review the current investment policies of the company with a view toward adding appropriate policies and procedures to apply when a company in which we are invested, or its subsidiaries or affiliates, is identified as contributing to human rights violations through their business or operations in a country with a clear pattern of mass atrocities and genocide."

Citigroup has reviewed the Proponents' Letters and believes that, notwithstanding any statements to the contrary contained in such Letters, the arguments stated in the Petition fully support the exclusion of the Proposal from its proxy statement and form of proxy (together, the "2007 Proxy Materials") under Rule 14a-8(i)(7).

The Proponents' Letters, consistent with the Proposal and Supporting Statement, are predicated on incorrect assumptions about Citigroup's operations and, therefore, contain inaccurate and misleading statements. For example, the preamble to the Proposal states, "Operating in countries with clear patterns of violations, such as Sudan and Burma, may heighten reputational and financial risk." The Company has no operations in Sudan and Myanmar and complies fully with all laws and regulations prohibiting such business operations. A stockholder reading such assertions would think that the Company has operations in countries such as Sudan and Myanmar, which it

does not. Moreover, despite expressly raising reputational and financial risk as issues in the preamble to the Proposal, the January 23, 2008 Letter denies that reputational and financial risks are at issue. As set forth in the Petition, the Company's ordinary business decisions related to investments are predicated on assessments of numerous factors, including reputational and financial risks, and in the Company's opinion these risk assessments are implicated in the Proposal.

In this regard, Staff Legal Bulletin 14C (June 28, 2005) ("SLB 14C") is instructive. In the Company's opinion, the Proposal seeks a report concerning the proposed adoption of policies concerning investments, which would logically result in the Company undertaking internal assessments of potential risks and liabilities, including reputational risks and financial risks, from proposed investments. With respect to such matters, SLB 14C recognizes that such proposals may be excluded under Rule 14a-8(i)(7) as relating to an evaluation of risk. Conversely, SLB 14C does not authorize exclusion of proposals requesting the company to minimize or eliminate operations. This latter clause might have been applicable had the Proposal requested the Company to divest its investments, but clearly that is not the case.

The Proposal seeks to impact behavior that the Proponents believe is conducted by asset management businesses. While the behavior may be applicable to other companies who are in the asset management business, it does not and cannot relate to Citigroup because Citigroup no longer has an asset management business, as it sold its asset management business in 2005. The preamble states, "Proponents believe that institutional investors, including asset management firms such as Citigroup, bear fiduciary and moral responsibilities as owners of stock in companies that may be connected to human rights violations." The Company is not an asset management firm, contrary to the assertion in the preamble, making the Proposal irrelevant to Citigroup.

Since the Company does not have an asset management business, which is the business targeted by the Proposal, the citation to Fidelity Investments (January 22, 2008) in the January 28, 2008 Letter is inapplicable with respect to Citigroup because Fidelity has an asset management business. The proposal presented to Fidelity requests the Fidelity Funds' board to "institute oversight procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity." The request to screen out investments would fall under the second clause in SLB 14C related to proposals that seek to minimize or eliminate operations, which proposals may not be excluded. As stated above, however, that is not the case with the Proposal, which focuses on the adoption of policies that would result in the Company assessing reputational risk and economic risk.

The Letters make additional unfounded, outdated, and baseless assertions and cite irrelevant no-action letters for support. The extensive discussion on legislation concerning Sudan and the numerous web links to Sudan referenced in the January 23, 2008 Letter fail to demonstrate a clear connection to Citigroup today. The Proponents' January 23, 2008 Letter makes the unsubstantiated assertion that the Proposal raises a significant social policy issue with respect to Citigroup. To bolster that assertion, Proponents state in bold, underscored headings baseless assertions, such as "Sudan and Darfur are enormous human rights and public policy issues for Citigroup" and "Citigroup is increasingly faced with human rights issues," but do not provide any factual evidence or any evidence of a connection between Citigroup and Sudan or Darfur to support these

statements. Another statement that is completely unsupported by any factual evidence is, "The Proposal is not excludible as micro-management because it is properly focused on the broader, strategic direction of the Company." As stated throughout the Proponents' submissions, the Proponent submitted the Proposal based on the belief that Citigroup is an asset management firm and, as such, its investments create a nexus with the human rights issues in Darfur and Sudan. As noted above, this assumption is incorrect making the assertion of a nexus unsupportable.

Citigroup respectfully submits that without a clear connection to the Company's operations, the assertion that the Proposal raises a significant social policy issue with respect to it, which is the linchpin of the Proponents' entire argument, lacks merit in its entirety.

For the foregoing reasons, as well as those set forth at greater length in Citigroup's Petition, the Proposal should be excluded from Citigroup's 2008 Proxy Materials pursuant to Rule 14a-8(i)(7). If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Amnesty International, Northstar Asset Management, The Marianists Province of the United States, The Vermont State Treasurer

Attachment

**Shelley J. Dropkin**
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

RECEIVED
2008 FEB 13 PM 12: 00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 12, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Stockholder Proposal to Citigroup Inc. of Amnesty International, Northstar Asset Management, The Marianists Province of the United States, and the Vermont State Treasurer (the "Proponents")**

Dear Sir or Madam:

The Proponents have submitted a third letter to the Securities and Exchange Commission dated February 8, 2008, a copy of which is attached hereto as Attachment A ("Proponents' February 8 Letter" or "the Letter"). The Letter is in response to a letter dated February 1, 2008 from Citigroup Inc. ("Citigroup" or the "Company").

Given the volume of communications on this matter, much of which may have clouded the discussion around whether, under Rule 14a-8, the Proposal is appropriate for inclusion in the Company's proxy statement, the Company believes it is important to focus once again on the Proposal. The Proposal requests that "the Board of Directors authorize and prepare a report to shareowners which discusses how policies address or could address human rights issues, at reasonable cost and excluding proprietary information, by October 2008. Such a report should review the current investment policies of the company with a view toward adding appropriate policies and procedures to apply when a company in which we are invested, or its subsidiaries or affiliates, is identified as contributing to human rights violations through their business or operations in a country with a clear pattern of mass atrocities and genocide."

Citigroup has reviewed the Proponents' February 8 Letter and believes that, notwithstanding any statements to the contrary contained in such Letter, the arguments stated in the Petition and the Company's February 1 letter fully support the exclusion of the Proposal from its proxy statement and form of proxy (together, the "2007 Proxy Materials") under Rule 14a-8(i)(7).

Human rights are extremely important to the Company as evidenced by its voluntary adoption of a Statement on Human Rights. Unfortunately, the Proponents' positions, as set forth in the Proposal and subsequent letters, could mislead stockholders into believing that there is a nexus between the

Company and human rights violations in Sudan and Darfur, and that such a nexus could result in reputational and financial risk to the Company.

The essence of the Proponents' February 8 Letter and the Proponents' position can be gleaned from the second page under the heading, "Responding to Ordinary Business Arguments." There, in purporting to paraphrase Staff Legal Bulletin 14C (June 28, 2005), the Proponents have put forth the following language to support the Proposal's inclusion: "If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will not be excluded." In reality, the provision of SLB 14C, reads as follows: "To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely impact the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7)." This clause of SLB 14C does not authorize exclusion of proposals requesting the company to minimize or eliminate operations. This clause might have been applicable had the Proposal requested the Company to divest its investments, but clearly that is not the case. For this reason, citation to <u>Fidelity Investments</u> (January 22, 2008) in the January 28, 2008 Letter is inapplicable because that proposal focused on the institution of "oversight procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity."

As the Company set forth in its Petition of December 21, 2007 and again in its Letter dated February 1, 2008, the provision of SLB 14C that is relevant to the Proposal, states: "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the Company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk." As set forth in the Petition, the Company's ordinary business decisions related to investments are predicated on assessments of numerous factors, including reputational and financial risks, and in the Company's opinion these risk assessments would naturally arise in considering the adoption of additional policies that are implicated in the Proposal.

It is essential to read the Proposal and understand what is being requested. Specifically, the Company is being asked to prepare a report to stockholders, which discusses how policies address or could address human rights violations and include a review of current investment policies with a view toward adding policies and procedures to address a situation where we discover that a company in which an investment has been made may be contributing to human rights violations. As stated in the Company's prior filings, the Proposal does not ask the Company to divest and thereby minimize its operations, which is the criterion for not excluding such proposals. The Company is being asked to adopt policies to address such situations. Given that risk assessments are undertaken prior to making investment decisions in the ordinary course of business operations, the adoption of additional policies concerning such situations would also be ordinary business matters. Indeed, a policy the Company might adopt within the framework of the Proposal could be to engage in discussions with the company concerning their practices that may be resulting in human rights violations. Such policy would not be tantamount to minimizing or eliminating operations.

For the foregoing reasons, as well as those set forth at greater length in Citigroup's Petition and the Company's letter of February 1, the Proposal should be excluded from Citigroup's 2008 Proxy Materials pursuant to Rule 14a-8(i)(7). If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Amnesty International, Northstar Asset Management, The Marianists Province of the United States, The Vermont State Treasurer

Attachment

ATTACHMENT A

February 8, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Stockholder proposal to Citigroup Inc (the "Company") from Amnesty International USA, NorthStar Asset Management, The Marianists Province of the United States and the Vermont State Treasury (the "Proponents")

Dear Sir/Madam:

Amnesty International, NorthStar Asset Management, The Marianists Province of the United States and The Vermont State Treasurer (the "Proponents") submitted a shareholder proposal (the "Proposal") to Citigroup Inc. (the "Company"). On January 23 we submitted our response to the Company's no action request dated December 21, 2007, asserting that the resolution relates to excludible ordinary business. We later submitted a supplemental letter to provide additional relevant information. On February 1, 2008 Citigroup Inc submitted a subsequent response further requesting the exclusion of the Proposal (enclosed).

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of this letter is being mailed concurrently to Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.

**Responding to Factual Issues**

The company asserts in its letter that Citigroup should not be characterized as an asset management business. However, according to reports produced by Bloomberg, as of December 2007, Citigroup Inc, US held American Depository Receipts (ADRs) in PetroChina, valued at $958,757,338, and ADRs in Sinopec valued at $844,348,111. Repeated inquiries to Citigroup Inc about the nature of these holdings resulted in a variety of responses, including the possibility that they are held through a private banking arm, or could possibly represent a financing relationship, or could be the result of an error in reporting. Given that the Proponents have been unable, despite repeated requests, to obtain a sufficient explanation for the Company's reported holdings in these companies, we feel it is inappropriate to withdraw the Proposal based on this fact.

Whether or not the Company is technically an "asset management firm" is irrelevant because according to public reports, the company holds investments in a way that appears relevant to the overarching request of the Proposal.

In the event that the staff finds that the language regarding "asset management" would be inaccurate, we would be glad to amend the resolution wording to delete all references to asset management. Clearly the references to Citigroup as an "investor" are still accurate, and therefore references to the company's holdings also are accurate.

Similarly, the Company's letter draws attention to the Proposal's preamble, which states, "Operating in countries with clear patterns of violations, such as Sudan and Burma, may heighten reputational and financial risk." Contrary to the Company's assertion, this statement was never intended to refer to Citigroup Inc. As clarified by the final sentence in that paragraph, our concern was with the Company's investments in companies that face said risks. Any stockholder reading the Proposal would see the preamble in its entirety and should therefore not be led to believe that Citigroup operates in Sudan or Burma. However, in the event that the staff finds this remark misleading when read in context, we would also gladly revise the Proposal to further clarify that the language refers to holdings or investments in companies doing business in those countries.

**Responding to Ordinary Business Arguments**

The Company also claims that our letter dated January 23, 2008 denies the reputational and financial risk argument made in the preamble, but this represents a misreading of our letter. Our letter makes the point that reputational and financial risk being described in the Proposal do not invoke the ordinary business rule because, "If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded."

The Company goes on to assert that the citation to the Fidelity Investments decision, and so the Proposal, are irrelevant, because both seek to impact the behavior of asset management businesses. Citigroup Inc contends that our January 23, 2008 letter fails to demonstrate a clear connection between the Company and the discussion of Sudan legislation and other news articles drawing attention to the relevance of the Darfur issue to firms that have investments in companies operating in Sudan. As discussed above, because Citigroup does appear to hold investments in companies of concern (such as Petrochina), this information can be considered relevant. They further claim that we do not substantiate why "Sudan and Darfur are enormous human rights and public policy issues for Citigroup" and "Citigroup is increasingly faced with human rights issues" by providing evidence of a connection between Citigroup and Sudan or Darfur. As explained, Citigroup has reported publicly holdings in Petrochina and Sinopec, two oil companies operating in Sudan. As the Proposal explains, "Much of the revenue fueling this conflict is generated by Sudan's oil industry, as the majority of these revenues are funneled into military expenditures. With little capital or expertise to efficiently extract its own oil, Sudan relies almost entirely on foreign companies for both. The oil industry in Sudan is dominated by four companies: China National Petroleum Corporation of China, Petronas of Malaysia, Oil and Natural Gas Corporation of India, and Sinopec of China."

Furthermore, Citigroup has itself acknowledged that human rights are an issue which it must face as a company, as evidenced by its public Statement on Human Rights which states unequivocally that Citigroup should "strive to conduct our business in a manner that supports universal human rights, acknowledging that our clients and suppliers face their own decisions on these matters but working to promote respect for human rights through our policies and standards."

For the foregoing reasons, and those put forth in our request dated January 23, 2008, Proponents reiterate our request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin No. 14 B, section F.3. we request the Staff fax a copy of its response to Sanford Lewis at (781) 207-7895.

Sincerely,

Amy O'Meara
Director, Business & Human Rights
Amnesty International USA

Enc

cc: Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.
Amnesty International
NorthStar Asset Management
The Marianists Province of the United States
The Vermont State Treasurer

**Shelley J. Dropkin**
General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

ATTACHMENT B

February 1, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Stockholder Proposal to Citigroup Inc. of Amnesty International, Northstar Asset Management, The Marianists Province of the United States, and the Vermont State Treasurer (the "Proponents")**

Dear Sir or Madam:

The Proponents, through counsel, have submitted two letters to the Securities and Exchange Commission dated January 23, 2008 and January 28, 2008, copies of which are attached hereto as Exhibit A ("Proponents' Letters" or the "Letters"). The Letters are in response to a no-action petition (the "Petition") filed by Citigroup Inc. ("Citigroup" or the "Company") on December 21, 2007 to exclude the stockholder proposal (the "Proposal") submitted by the Proponents. The Proposal requests that "the Board of Directors authorize and prepare a report to shareowners which discusses how policies address or could address human rights issues, at reasonable cost and excluding proprietary information, by October 2008. Such a report should review the current investment policies of the company with a view toward adding appropriate policies and procedures to apply when a company in which we are invested, or its subsidiaries or affiliates, is identified as contributing to human rights violations through their business or operations in a country with a clear pattern of mass atrocities and genocide."

Citigroup has reviewed the Proponents' Letters and believes that, notwithstanding any statements to the contrary contained in such Letters, the arguments stated in the Petition fully support the exclusion of the Proposal from its proxy statement and form of proxy (together, the "2007 Proxy Materials") under Rule 14a-8(i)(7).

The Proponents' Letters, consistent with the Proposal and Supporting Statement, are predicated on incorrect assumptions about Citigroup's operations and, therefore, contain inaccurate and misleading statements. For example, the preamble to the Proposal states, "Operating in countries with clear patterns of violations, such as Sudan and Burma, may heighten reputational and financial risk." The Company has no operations in Sudan and Myanmar and complies fully with all laws and regulations prohibiting such business operations. A stockholder reading such assertions would think that the Company has operations in countries such as Sudan and Myanmar, which it

does not. Moreover, despite expressly raising reputational and financial risk as issues in the preamble to the Proposal, the January 23, 2008 Letter denies that reputational and financial risks are at issue. As set forth in the Petition, the Company's ordinary business decisions related to investments are predicated on assessments of numerous factors, including reputational and financial risks, and in the Company's opinion these risk assessments are implicated in the Proposal.

In this regard, Staff Legal Bulletin 14C (June 28, 2005) ("SLB 14C") is instructive. In the Company's opinion, the Proposal seeks a report concerning the proposed adoption of policies concerning investments, which would logically result in the Company undertaking internal assessments of potential risks and liabilities, including reputational risks and financial risks, from proposed investments. With respect to such matters, SLB 14C recognizes that such proposals may be excluded under Rule 14a-8(i)(7) as relating to an evaluation of risk. Conversely, SLB 14C does not authorize exclusion of proposals requesting the company to minimize or eliminate operations. This latter clause might have been applicable had the Proposal requested the Company to divest its investments, but clearly that is not the case.

The Proposal seeks to impact behavior that the Proponents believe is conducted by asset management businesses. While the behavior may be applicable to other companies who are in the asset management business, it does not and cannot relate to Citigroup because Citigroup no longer has an asset management business, as it sold its asset management business in 2005. The preamble states, "Proponents believe that institutional investors, including asset management firms such as Citigroup, bear fiduciary and moral responsibilities as owners of stock in companies that may be connected to human rights violations." The Company is not an asset management firm, contrary to the assertion in the preamble, making the Proposal irrelevant to Citigroup.

Since the Company does not have an asset management business, which is the business targeted by the Proposal, the citation to <u>Fidelity Investments</u> (January 22, 2008) in the January 28, 2008 Letter is inapplicable with respect to Citigroup because Fidelity has an asset management business. The proposal presented to Fidelity requests the Fidelity Funds' board to "institute oversight procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity." The request to screen out investments would fall under the second clause in SLB 14C related to proposals that seek to minimize or eliminate operations, which proposals may not be excluded. As stated above, however, that is not the case with the Proposal, which focuses on the adoption of policies that would result in the Company assessing reputational risk and economic risk.

The Letters make additional unfounded, outdated, and baseless assertions and cite irrelevant no-action letters for support. The extensive discussion on legislation concerning Sudan and the numerous web links to Sudan referenced in the January 23, 2008 Letter fail to demonstrate a clear connection to Citigroup today. The Proponents' January 23, 2008 Letter makes the unsubstantiated assertion that the Proposal raises a significant social policy issue with respect to Citigroup. To bolster that assertion, Proponents state in bold, underscored headings baseless assertions, such as "Sudan and Darfur are enormous human rights and public policy issues for Citigroup" and "Citigroup is increasingly faced with human rights issues," but do not provide any factual evidence or any evidence of a connection between Citigroup and Sudan or Darfur to support these

statements. Another statement that is completely unsupported by any factual evidence is, "The Proposal is not excludible as micro-management because it is properly focused on the broader, strategic direction of the Company." As stated throughout the Proponents' submissions, the Proponent submitted the Proposal based on the belief that Citigroup is an asset management firm and, as such, its investments create a nexus with the human rights issues in Darfur and Sudan. As noted above, this assumption is incorrect making the assertion of a nexus unsupportable.

Citigroup respectfully submits that without a clear connection to the Company's operations, the assertion that the Proposal raises a significant social policy issue with respect to it, which is the linchpin of the Proponents' entire argument, lacks merit in its entirety.

For the foregoing reasons, as well as those set forth at greater length in Citigroup's Petition, the Proposal should be excluded from Citigroup's 2008 Proxy Materials pursuant to Rule 14a-8(i)(7). If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Amnesty International, Northstar Asset Management, The Marianists Province of the United States, The Vermont State Treasurer

Attachment

**SANFORD J. LEWIS, ATTORNEY**

Exhibit A

January 28, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal on investment policies and human rights Submitted to Citigroup Inc. for 2008 Proxy Materials On Behalf of Amnesty International, NorthStar Asset Management, The Marianists Province of the United States and The Vermont State Treasurer

Dear Sir/Madam:

Amnesty International, NorthStar Asset Management, The Marianists Province of the United States and The Vermont State Treasurer (the "Proponents") submitted a shareholder proposal (the "Proposal") to Citigroup. On January 23 we submitted our response to the company's no action request dated December 21, 2007, asserting that the resolution relates to excludible ordinary business. We are submitting this supplemental letter because, since our initial filing, some additional relevant information has come to our attention. Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of this letter is being mailed concurrently to Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.

Decision in *Fidelity Investments* (January 22, 2008)

First, we learned of the recent staff decision in *Fidelity Investments,* (January 22, 2008) (enclosed) by the SEC Division of Investment Management. That decision, in which the staff did not concur that the resolution related to excludible ordinary business, involved a resolution which resolved that "In order to ensure that Fidelity is an ethically managed company that respects the spirit of international law and is a responsible member of society, shareholders request that the Fund's Board institute oversight procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity."

This resolution was very similar to the ask in the current resolution which seeks a report to shareowners discussing how the company's "investment policies address or could address human rights issues, at reasonable cost and excluding proprietary information, by October 2008. Such a report should review the current investment policies of the company with a view toward adding appropriate policies and procedures to apply when a portfolio company, and its subsidiaries or affiliates, in which we have invested is identified as contributing to human rights violations through their businesses, investments or operations in a country with a clear pattern of genocide or mass atrocities."

The current resolution is even less directive than the Fidelity resolution, requiring the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

company to issue a report to shareholders on how the company's policies address or could address the human rights issues in question instead of directing the company to "screen out" investments. Therefore we believe the new *Fidelity* decision helps to further confirm that the Citigroup resolution does not relate to ordinary business.

Relevance of Human Rights Issues to Citigroup

Second, it has been called to our attention that the Sudan Accountability and Divestment Act (SADA), which encourages states to adopt divestment policies, relates to a substantial investor base of Citigroup. A number of State Public Employee pension funds which have Sudan divestment policies also list substantial investments in Citigroup. For example, Citigroup is listed as CalPERS' fourth largest holding, and in the top 10 holdings of New Mexico. Public employee pension funds in Wisconsin, New York, Colorado, Massachusetts , New Jersey, Oregon and Iowa all list Citigroup as one of their largest holdings. Citigroup is the largest holding for the public employee pension fund in ME. This enhances the urgency and relevance of the proponents' report request.

This information further confirms our conclusion that the Proposal is not excludable under Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin No. 14 B, section F.3. we request the Staff fax a copy of its response to Sanford Lewis at (781) 207-7895.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc: Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.
Amnesty International
NorthStar Asset Management
The Marianists Province of the United States
The Vermont State Treasurer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 22, 2008

Joseph R. Fleming, Esq.
Dechert LLP
200 Clarendon Street, 27th Floor
Boston, MA 02116-5021

Re: Omission of Shareholder Proposal Pursuant to Rule 14a-8 for Certain Fidelity Funds.

Dear Mr. Fleming:

In a letter dated November 2, 2007, on behalf of Fidelity Aberdeen Street Trust, Fidelity Capital Trust, Fidelity Commonwealth Trust, Fidelity Contrafund, Fidelity Fixed-Income Trust, Fidelity Investment Trust, Fidelity Mt. Vernon Street Trust, Fidelity Puritan Trust, Fidelity Securities Trust, Fidelity Select Portfolios and Fidelity Summer Street Trust on behalf of their separate series (each a "Fund" and collectively, the "Funds"), you requested confirmation from the staff of the Division of Investment Management that it would not recommend an enforcement action to the Securities and Exchange Commission if the shareholder proposal ("Proposal") submitted by shareholders of each Fund described in your letter is omitted from the proxy statement and form of proxy (the "Proxy Materials") for the next scheduled shareholder meeting of each Fund the dates of which are set forth in Schedule B to your letter. The Proposal states:

> **RESOLVED:** In order to ensure that Fidelity is an ethically managed company that respects the spirit of international law and is a responsible member of society, shareholders request that the Fund's Board institute oversight procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity.

You request our assurances that we would not recommend enforcement action if the Funds omit the Proposal from the proxy materials at the next scheduled shareholder meeting for each Fund pursuant to Rule 14a-8(i)(3) under the Securities Exchange Act of 1934. This rule permits a company to exclude a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

After considering your request,[1] we are unable to concur with your view that the Funds may exclude the Proposal under Rule 14a-8(i)(3). Accordingly, we do not believe that the Funds may omit the Proposal from their Proxy Materials for the next scheduled shareholder meeting for each Fund in reliance on Rule 14a-8(i)(3).

You request our assurances that we would not recommend enforcement action if the Funds omit the Proposal from the proxy materials at the next scheduled shareholder meeting for each Fund pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934. This rule permits a company to exclude a proposal if the proposal deals with a matter relating to the company's ordinary business operations. After considering your request, we are unable to concur with your view that the Funds may exclude the Proposal under Rule 14a-8(i)(7). Accordingly, we do not believe that the Funds may omit the Proposal from their Proxy Materials for the next scheduled shareholder meeting for each Fund in reliance on Rule 14a-8(i)(7).

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe /by MJS

Christian T. Sandoe
Senior Counsel
Office of Disclosure and Review

Attachment

cc: Nechama Liss-Levinson
Judith Blanchard
James Maisels
Mary Haskell
Steven Karsch
Andrea Wagner
Peter Barrer
Nancy Lee Goldbaum Peterson

[1] We also considered a letter submitted on behalf of the Proponents dated November 16, 2007.

// SANFORD J. LEWIS, ATTORNEY

January 23, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal on investment policies and human rights Submitted to Citigroup Inc. for 2008 Proxy Materials On Behalf of Amnesty International, NorthStar Asset Management, The Marianists Province of the United States and The Vermont State Treasurer

Dear Sir/Madam:

Amnesty International, NorthStar Asset Management, The Marianists Province of the United States and The Vermont State Treasurer (the "Proponents") are the beneficial owners of common stock of Citigroup Inc. (the "Company") and have submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponents to respond to the letter dated December 21, 2007, sent to the Securities and Exchange Commission Staff by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2008 proxy statement by virtue of Rule 14a-8(i)(7), i.e. that the resolution is addressed to Citigroup's "ordinary business."

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2008 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of this letter is being mailed concurrently to Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.

## SUMMARY

Financial services companies are facing increasing investor and public scrutiny of how their policies and practices on how nations and businesses around the world respect human rights. Perhaps the most vivid example of this situation is found in the Darfur region of Sudan where governments, along with numerous other political and non-profit entities, have declared that an ongoing massacre amounts to genocide. The Proponents have filed this Proposal because they are critically aware of these and similar situations, and believe that the Company needs to explore how its fundamental investment policies may address human rights issues.

While the Company has tried to paint the Proposal as unduly focused on ordinary business, it is evident from the following analysis that this is not the case. The Proposal is focused on a broad public policy issue, and the broad brush policy level response of the company. Human

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

rights issues are a public policy issue of wide concern, as well as action at the highest levels of government. Furthermore, the Proposal does not run afoul of any of the specific exclusions identified by the Company, "evaluation of risk" or "micro-management". The Proposal does not relate to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk. It is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. Finally, the Proposal builds on a line of similar shareholder proposals that survived rigorous Staff review. In short, the Proposal complies with all aspects of Rule 14a-8 and we urge the Staff to reject the Company's arguments.

**THE PROPOSAL**

The proposal states in its resolved clause that:

> Shareowners request that the Board of Directors authorize and prepare a report to shareowners which discusses how our investment policies address or could address human rights issues, at reasonable cost and excluding proprietary information, by October 2008.
>
> Such a report should review the current investment policies of the company with a view toward adding appropriate policies and procedures to apply when a portfolio company, and its subsidiaries or affiliates, in which we have invested is identified as contributing to human rights violations through their businesses, investments or operations in a country with a clear pattern of genocide or mass atrocities.

**ANALYSIS**

**The Proposal builds on a line of similar shareholder proposals that survived staff review on the issue of ordinary business.**

The Proposal, which focuses on the human rights implications of the Company's investment policies, is supported by a number of shareholder proposals that have survived ordinary business arguments in the past. For example, in *Morgan Stanley Dean Witter* (January 11, 1999) and *Merrill Lynch* (February 25, 2000) the Staff concluded the proposals complied with Rule 14a-8(i)(7) when they requested "the Board to issue a report to shareholders and employees by October 1999, reviewing the underwriting, investing and lending criteria of [the company]--including its joint ventures such as the China International Capital Corporation Ltd.--with the view to incorporating criteria related to a transaction's impact on the environment, human rights and risk to the company's reputation." As is apparent, the language of the Proposal is very similar to this language except that the Proposal, because it was adopted after Staff Legal Bulletin 14C, does not request discussion about risk to the Company's reputation. See also, *College Retirement Equities Fund* (August 9, 1999) (Staff permitted a proposal requesting "that CREF establish and make available A Social Choice Equity Fund") and *Morgan Stanley Africa Investment Fund* (April 26, 1996) (SEC allowed language that focused on the total value of securities from any country not exceeding 45% of

the net assets of the fund. In allowing the *Morgan Stanley* language, the SEC noted that it was permissible because it focused on "fundamental investment policies.")

**The proposal is also in keeping with human rights proposals successfully filed with the Company in the past.** In *Citigroup Inc.*(February 9, 2001) the Staff permitted a proposal challenged on ordinary business grounds that requested a report to shareholders describing the company's relationships with any entity that conducts business, invests in or facilitates investment in Burma. That proposal sought specific information about the company's relationship with Ratchaburi Electricity Generating Co. of Thailand, as well as explaining why these relationships did not violate U.S. government sanctions. The facts of the Proposal are similar in that the Proposal also focuses on human rights issues and seeks a discussion of investment policies that have human rights impacts. Clearly, human rights issues have been a significant policy issue for the Company for many years and the Staff has accordingly concluded that such proposals are properly included in the proxy materials.

Consequently, the Proposal builds upon a line of permissible shareholder proposals that focus not only on fundamental investment policies, but also on the human rights impacts of investment practices. These issues represent significant social policy issues as well as the strategic direction of the company. Therefore, we respectfully request the Staff to conclude that the Proposal is not excludable.

**The Proposal does not violate the Rule 14a-8(i)(7) standard.**

A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992) a proposal may not be excluded if it has "significant policy, economic or other implications". *Id. at 426.* Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id. at 427.*

Earlier courts have pointed out that the overriding purpose of Section 14a-8 "is to assure to corporate shareholders the ability to exercise their right – some would say their duty – to control the important decisions which affect them in their capacity as stockholders." *Medical Committee for Human Rights v. SEC,* 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972).

Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

It has been also been pointed out that the 1976 Interpretive Release explicitly recognizes "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlays the Release's statement that the SEC's determination of whether a

company may exclude a proposal should not depend on whether the proposal ***could*** be characterized as involving some day-to-day business matter. Rather, ***the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration.***" *Id* (emphasis added).

Most recently, the SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" determinations would hinge on two factors.

> Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added)
>
> "Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to `micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

The Staff has also provided some guidance about what may be considered a significant social policy issue. In Staff Legal Bulletin No. 14A (July 12, 2002) the Staff stated "[t]he Division has noted many times that the ***presence of widespread public debate regarding an issue*** is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" (emphasis added).

Finally, it is vitally important to observe that the Company bears the burden of persuasion on this question. Rule 14a-8(g). The SEC has made it clear that under the Rule "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added).

In sum, the SEC's statement in the 1998 Interpretive Release that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable, makes it evident that a subject matter's status as a significant policy issue ***trumps***

the company's portrayal if it as an ordinary business matter. Consequently, when analyzing this case, it is incumbent on the Company to demonstrate that the Proposal does not involve any substantial policy or other considerations. It is only when the Company is able to show that the Proposal raises ***no*** substantial policy consideration that it may exclude the Proposal. This is a very high threshold that gives the benefit of the doubt to the Proponents and tends towards allowing, rather than excluding, the Proposal.

**The Proposal is not excludable as ordinary business because it focuses on a significant social policy issue confronting the company.**

**Citigroup is increasingly faced with human rights issues.**
The issue of human rights is becoming increasingly important to the Company, the industry and investors. Company reputations are affected by both direct and indirect involvement in human rights violations. Simply operating in countries with clear patterns of these violations, such as Sudan and Burma, may draw unwanted attention to the Company.

Human rights are a significant policy concern facing Citigroup. One need look no further than the Company's own "Statement on Human Rights" – a document written by Citigroup in January 2007 that notes its "support [for] the protection and preservation of human rights around the world" and business practices "guided by fundamental principles of human rights." Though the Company has made this broad statement of concern, in the opinion of the Proponents the Company has not yet backed up the statement with investment policies that would put this "support" into action.

Recent history has shown a clear pattern of public and shareholder concern regarding the effect of Citigroup business policies on human rights issues. For instance, in 2001, the AFL-CIO voiced concern over Citigroup's participation in a consortium of banks that signed a $1 billion loan agreement with the Ratchaburi Electricity Generating Company of Thailand. Ratchaburi was raising funds to complete the construction of a large power plant in Thailand; once completed, it became the largest customer of a pipeline and natural gas development project owned jointly by the Burmese government and other foreign entities. Burma has been the subject of international outrage for human rights abuses by its military dictatorship; the loan was seen by some as helping finance the oppressive regime. As noted above, in the staff decision in *Citigroup Inc.* (February 9, 2001) the Staff permitted a proposal challenged on ordinary business grounds regarding the company's relationships in Burma, demonstrating that such human rights issues have long been a significant policy issue for the Company and properly included in the proxy materials.

In 2002, Citigroup was named, along with two Swiss banks, in a class action lawsuit alleging their financial assistance to South Africa's former apartheid regime. Olson, Elizabeth, "International Business; 2 Swiss Banks Are Sued For South Africa Dealings," New York Times, June 29, 2002. Contending that the banks' financial dealings prolonged the white-only rule in violation of international law, the lawsuit noted that Citibank had over $613 million in loans outstanding after the collapse of the apartheid regime while other institutions were divesting themselves and terminating their relations with South Africa. In 2000, the

investment firm Trillium Asset Management voiced concern over Citigroup's involvement in financing the construction of the Three Gorges Dam, a project displacing up to 1.9 million people. By contrast other funders including the World Bank, the U.S. Export-Import Bank and the Asian Development Bank refused to fund the Three Gorges Dam project, in consideration of environmental and human rights concerns. "Shareholders Bring Banks to Account for Three Gorges Dam," February 18, 2000.
http://www.socialfunds.com/news/article.cgi/165.html

**Sudan and Darfur are enormous human rights and public policy issues for Citigroup.**
The Company would be extremely hard pressed to argue that the human rights issue presented by the crisis in Sudan is not a significant policy issue facing the Company. On December 31, 2007, President George W. Bush signed into law S.2271, the Sudan Accountability and Divestment Act (SADA), following unanimous approval by the U.S. Congress. SADA prohibits companies operating in Sudan's oil, power, mineral and military sector from receiving federal contracts, and authorizes U.S. states and local entities to divest from and prohibit contracts with these companies. It also adds a new subsection (c) to Section 13 of the Investment Company Act of 1940 to protect companies from any civil, criminal or administrative action "based solely upon the investment company divesting from, or avoiding investing in, securities issued by persons that the investment company determines, using credible information that is available to the public, conduct or have direct investments in business operations in Sudan. . ." Pub. L. No. 110-174. Available at http://www.govtrack.us/congress/bill.xpd?bill=s110-2271. This legislation demonstrates not only the widespread concern about human rights violations in Sudan, but also expresses the President's and Congress's view that the Federal government should support efforts to divest or prohibit investment in Sudan. After signing SADA, President Bush stated, "My Administration will continue its efforts to bring about significant improvements in the conditions in Sudan through sanctions against the Government of Sudan."

In the words of Congressman Spencer Bachus on December 18, 2007

> Economic and financial considerations are important, but in a loving Nation, such considerations can never be as a justification for turning a blind eye to genocide. Closing our financial markets to those who participate directly or indirectly in the slaughter of innocent human beings is well within our ability and ought to be a bedrock principle of our Nation. America is a loving Nation, and allowing our financial markets to be utilized by an evil, and that's a strong word, but in this case it fits, an evil regime which conducts religious and racial genocide is inconsistent with our values and our principles. Cong. Rec. 16,756 (December 18, 2007)

With respect to a related bill, The Darfur Accountability and Divestment Act (H8846), House Financial Services Committee Chairman Congressman Barney Frank said on July 30, 2007

> These are not bills of compulsion. They fully respect the market. What they say is, if you are a mutual fund, if you are a pension fund manager, and significant numbers of the investors in your entity or the beneficiaries of your entity come to you and say,

> Clean my hands; I do not want to be financing these outrageous regimes and their terrible practices, you cannot plead, Oh, I am sorry. The law won't let me do it, because these bills have a common theme. They prevent lawsuits against these investment entities who take these issues into account. Cong. Rec. 8,846 (July 30, 2007).

See also comments of Congresswoman Sheila Jackson-Lee:

> Divestment is one solid and easy way that individuals, organizations, businesses, universities, cities, and states can not only make a strong statement against genocide, but can actually act to halt the killing in Darfur. Cong. Rec. 8,852 (July 30, 2007).

Furthermore, since 2005, 22 U.S. states have adopted Sudan divestment policies. Fifteen of these states have followed the recommendations of the Sudan Divestment Task Force and focus exclusively on companies operating in Sudan's oil, power, mineral and military sectors. Twenty-three additional U.S. states will consider divestment policies in 2008. Beyond the U.S., at least 14 countries have initiated targeted Sudan divestment campaigns including Australia, Belgium, Canada, Germany, Japan, Norway, Netherlands, New Zealand, Ireland, Italy, Sweden, Switzerland, South Africa, and the UK.

The Sudan divestment movement has also spread rapidly to the private sector. In 2007, Citigroup's competitor Fidelity Investments reduced its U.S. holdings of PetroChina, the listed arm of Sudan's largest oil partner, China National Petroleum Corporation, by 91%. Berkshire Hathaway, the holding company for Warren Buffett, sold over two billion shares in the company.

The issue has also received significant attention in the press. In 2007 the Save Darfur Coalition launched a multi-million dollar advertising campaign in support of the Sudan divestment movement. The advertising campaign, which targeted companies in Sudan and their largest foreign investors, included national television commercials, newspaper advertisements and billboards.

In addition to paid advertising, the Sudan divestment movement has been covered extensively in the press, including features in CNN, FOX News, MSNBC, Bloomberg, Reuters, Associated Press, New York Times, International Herald Tribune, Fortune, London Times, Financial Times, Wall Street Journal, and Xinhua. See also:

> *Pensions & Investments* Fiduciary Duty Calls For Divesting 11/26/2007
> http://www.pionline.com/apps/pbcs.dll/article?AID=/20071126/PRINTSUB/71121014/1008/rss12&rssfeed=rss12

> *Investment & Pensions Europe* PGGM May Withdraw China Investment 11/13/2007
> http://www.ipe.com/home/login.php?type=noaccess&extra=&page=http%3A%2F%2Fwww.ipe.com%2Fnews%2FPGGM_may_withdraw_China_investment_25930.php%3Ftype%3Dnews%26id%3D25930

*The Harvard Crimson* Shame on UBS 11/12/2007
http://www.thecrimson.com/article.aspx?ref=520682

*Santa Fe Reporter* Thorny Funds 10/10/2007
http://sfreporter.com/articles/publish/outtake-101007-thorny-funds.php

*Boston Globe* Darfur Activists to Prod 4 More Mutual Fund Firms 9/5/2007
http://www.boston.com/business/globe/articles/2007/09/05/darfur_activists_to_prod_4_more_mutual_fund_firms/

*Reuters* Activists Target More US Firms on Sudan Investments
http://today.reuters.com/news/articleinvesting.aspx?type=etfNews&storyID=2007-09-05T200346Z_01_N05215308_RTRIDST_0_FUNDS-SUDAN.XML&pageNumber=0&imageid=&cap=&sz=13&WTModLoc=InvArt-C1-ArticlePage2

*The London Times* Campaigners Seek to Curb Investment in Sudan as Darfur Crisis Continues
http://business.timesonline.co.uk/tol/business/markets/africa/article2072495.ece

*TheStreet.com* Save Darfur, Win Big 6/26/2007
http://www.thestreet.com/_tscrss/funds/etftuesday/10364855.html

*Guardian Unlimited* British Investors Urged to Quit Sudan 6/19/2007
http://politics.guardian.co.uk/foreignaffairs/story/0,,2106164,00.html

*The Street* Franklin Templeton Could Feel Darfur's Heat 5/21/2007
http://www.thestreet.com/newsanalysis/assetmanagers/10357947.html

*The Economist* Genocide In the Boardroom 5/8/2007
http://www.economist.com/business/displaystory.cfm?story_id=9136514

*LA Times* Berkshire's Darfur Links Clash with Gates Mission 5/4/2007
http://www.latimes.com/news/nationworld/nation/la-na-berkshire4may04,0,6075683.story?coll=la-home-headlines

*Bloomberg* Buffett Confronts Darfur, Divestment Proposal at Annual Meeting 5/4/2007
http://www.bloomberg.com/apps/news?pid=20601087&sid=ayg30EbB4LLs&refer=home

*USA Today* Some Investors Want Money Out of Sudan 3/21/2007
http://www.usatoday.com/money/world/2007-03-21-sudan-invest-usat_N.htm

*Fortune* Fidelity's Sudan problem 1/29/2007
http://money.cnn.com/2007/01/29/news/companies/pluggedin_gunther_sudan.fortune/?postversion=2007012911

*Wall Street Journal* Divestment Campaign Moves into US Mutual Funds 1/28/2007
http://www.sudantribune.com/spip.php?article19973

These issues are not de minis for the Company. Based on data accessed from Bloomberg LP on January 11, 2007, we have estimated that Citigroup manages holdings valued at over $1,886,000,000 in companies in the oil, power, mineral, and military sectors (including listed arms and majority-owned subsidiaries) in Sudan. Specifically, we understand that Citigroup manages holdings valued at over $958 million in China National Petroleum Corporation; manages holdings valued at over $44 million in Oil and Natural Gas Corporation, and manages holdings valued at over $884 million in Sinopec.

This documentation not only demonstrates that the Proposal focuses on "significant policy, economic or other implications", but "the presence of widespread public debate regarding an issue." These are issues about which shareholders are appropriately concerned. As a result, shareholders have the right to raise these issues at Citigroup's annual meeting and express their opinions about how the Company should explore its role in addressing human rights issues. These issues are beyond a doubt significant social policy issues that have captured the attention of millions of Americans; federal, state and local politicians; and are clearly of concern to other investors. We respectfully believe the Staff should reach the same conclusion and notify the Company that it cannot exclude the Proposal as merely focusing on the day-to-day business of the Company.

**The Resolution does not entail an excludible "evaluation of risk".**

The evaluation of risk exclusion was formally announced in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") in which the Staff stated:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

**As we understand this distinction based on the precedents, if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk then the Staff will treat the proposal as ordinary business. If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded.**

Accordingly, the Staff refers in SLB14C to the *Xcel Energy Inc.* (Apr. 1, 2003) proposal as an example of a request for a risk assessment. In *Xcel* the proponents requested a:

> report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions ...

This proposal expressly sought an evaluation of the economic risks to the company's operations and clearly was within the ordinary business exclusion.

In addition to *Xcel*, there are three often cited examples of prohibited risk assessments: *Newmont Mining Company* (Feb. 4, 2004), *Willamette Industries, Inc.* (Mar. 20, 2001), and *The Mead Corporation* (Jan. 31, 2001). These examples serve to illustrate what constitutes a prohibited request for a risk assessment and to demonstrate that the Proposal is not in this category.

In *Newmont* the proposal sought a report "on the risk to the company's operations, profitability and reputation from its social and environmental liabilities." In that type of proposal we see a clearly articulated request for an evaluation of financial risk and therefore that proposal was properly excluded. In *Willamette*, the proposal sought in addition to other items "an estimate of worst case financial exposure due to environmental issues for the next ten years." Once again we see a direct request for an analysis and evaluation of financial risk and an appropriate rejection of the proposal.

Finally in *Mead* we find the shareholder was requesting that the company report on the company's "*liability projection methodology* . . . and an assessment of other major environmental risks, such as those created by climate change" (emphasis added). In this case not only was there a plain focus on risk assessment, but there was the additional emphasis on the nature and type of analysis.

This analysis is borne out by two recent cases in which the companies sought to exclude the proposal on evaluation of risk grounds. *Burlington Northern Santa Fe Corp.* (December 27, 2007) and *Norfolk Southern Corporation* (February 20, 2007). In the case of *Norfolk* the proponent sought "information relevant to the Company's efforts to both safeguard the security of their operations and **minimize material financial risk** arising from a terrorist

attack and/or other homeland security incidents." That proposal was excluded as relating to an evaluation in risk. However, one year later in *Burlington*, the same proponent sought "information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." This second proposal, in contrast to Norfolk, was determined to be permissible and not in violation of the ordinary business exclusion. What is critical here is that simply removing the request for information related to efforts for minimize financial risk was sufficient to remove the proposal from the scope of the risk assessment exclusion. What these two railroad cases demonstrate is that if the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded. Furthermore, the company in Burlington argued that while the explicit reference to material risk was removed from the proposal, the request implicitly called for an evaluation of risk. This argument was rejected by the Staff and confirms that it is permissible to request information so long as the company is not asked to quantify or characterize risks.

**The Company's arguments on evaluation of risk exclusion are inconsistent with the precedents.**

The Company first argues on page one of its letter that the Proposal should be excluded because "the Proposal requests that the Company prepare a report to stockholders disclosing how the Company's investment policies address or could address human rights issues and thereby, assess reputational and financial risks that may arise from certain investments." Nowhere in the Proposal is this reasoning supported, rather the Company is reading language into the Proposal that is simply not there. The Proposal unarguably requests a discussion about how the Company's investment policies address or could address human rights issues, but that does not inherently require the Company to evaluate the risks confronting the Company.

This is essentially the same argument made in *Burlington* and should fail accordingly. In *Burlington*, the company argued that by requesting information about the company's safety efforts it implicitly called for an evaluation of risk. In that case, the company even could point to the previous use of the risk assessment language by the proponent. But even then it was not enough to support exclusion. In our case, there is no history of requesting evaluations or assessments of risk. As such, the Company's argument has no support whatsoever that the Proponents are impliedly seeking an evaluation of risk.

The one explicit reference to risk in the Proposal can be found in the preamble: "Operating in countries with clear patterns of these violations, such as Sudan and Burma, may heighten reputational and financial risk. Furthermore, companies can face similar risks when they or their suppliers are found to be using forced labor or discriminating against employees, among other abuses."

However the Staff has not concluded that the use of a business argument transforms the proposal into an ordinary business proposal or a request for an evaluation of risk so long as it is not within the resolve clause or the resolve clause references its use in the supporting

statement. See *Exxon Mobil* (Mar. 18, 2005) and *Dow Chemical* (March 2, 2006). *Exxon* is a particularly important case in this regard because it was explicitly identified in SLB14C as not being an evaluation of risk case. Looking at the text of *Exxon*, which requested a report on the potential environmental damage that would result from drilling for oil and gas in protected areas and the implications of a policy of refraining from drilling in those areas, it is abundantly clear that it is permissible to discuss company reputation and financial position in the proposal. The *Exxon* proposal stated the following:

> WHEREAS, as shareholders, we believe there is a need to study and report on the **<u>impact on our company's value</u>** from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).
>
> WHEREAS, preserving sensitive ecosystems will enhance **<u>our company's image and reputation</u>** with consumers, elected officials, current and potential employees, and investors;

To argue, as the Company does here, that it is a violation of Rule 14a-8(i)(7) to make mention of the company's reputation or financial position in the proposal is entirely misplaced. The Proponents have made a business case argument in the Proposal along side a number of other arguments in support of the Proposal. For some shareholders the business arguments may be persuasive and for others the moral and ethical arguments may be persuasive. Looking at the entire text of the Proposal it is evident that the "risk" argument is only part of the Proponents' case in support of the Proposal.

For example, the supporting statement includes the following language which focuses on the humanitarian concerns raised by the Proposal:

> Proponents believe that institutional investors, including asset management firms such as Citigroup, bear fiduciary and moral responsibilities as owners of stock in companies that may be connected to human rights violations.
>
> ***
>
> Darfur continues to experience human rights abuses on an unimaginable scale, including systematic and widespread murder, torture, rape, abduction, looting and forced displacement. Since February 2003, hundreds of thousands of civilians have been killed by both deliberate and indiscriminate attacks, and 2.5 million civilians in the region have been displaced.

Finally, the evaluation of risk cases cited by the Company are not applicable to this case. *Centex Corporation* (May 14, 2007) simply represents the most recent in a long line of cases that has found it unacceptable to ask the company to "assess how the company is responding to rising regulatory, competitive, and public pressure". See *The Ryland Group Incorporated* (February 13, 2006), *Pulte Homes* (March 1, 2007) and *Standard Pacific Corp.* (January 29, 2007). *Centex* is not relevant to this analysis for the simple reason that the Proposal does not explicitly or implicitly request an assessment of how the Company is responding to regulatory,

competitive or public pressure. Instead, it asks the company to discuss how the company's investment policies address or could address human rights issues,

With respect to *Newmont Mining Corporation* (February 4, 2004), as we discussed above the proposal sought a report "on the risk to the company's operations, profitability and reputation from its social and environmental liabilities." In that type of proposal we see a clearly articulated request for an evaluation of financial risk and therefore that proposal was properly excluded. The Proposal is not analogous to *Newmont* in that it does not expressly request a report on risk to the Company, but rather focuses on how the Company can address its human rights impacts.

Finally, *Xerox Corporation* (February 29, 1996) was excluded on ordinary business grounds because it focused on "principally employment related matters". *Xerox* was the result of the ordinary business controversy related to the *Cracker Barrel* decision in 1991 and pre-dates the 1998 Interpretive Release that corrected that situation. Consequently it should be discounted as a matter of course.

**The Proposal is not excludable as micro-management because it is properly focused on the broader, strategic direction of the Company.**

While it is not entirely clear what the Company's precise micro-management argument is, it would appear that the Company is claiming that a request for an adoption and implementation of a policy is ordinary business. The Company does not support this argument with any examples of Staff letters or interpretive bulletins.

As an initial matter, we note that under Rule 14a-8(g) "the burden is on the company to demonstrate that it is entitled to exclude a proposal." Because the Company is simply making an unsupported pronouncement that the Proposal is ordinary business, it is beyond doubt that it has not taken the necessary steps to demonstrate that it is entitled to exclude the Proposal. Simply because the Company says it is excludable ordinary business does not make it so.

Second, the Proposal does not request the adoption or implementation of a policy. The Proposal seeks a discussion of existing and potential future polices on human rights issues. While the resolved clause does ask the Company to conduct that discussion with "a view towards adding appropriate policies," that is not the same as asking the Company to actually implement a specific policy.

However, even if the Proposal did request the adoption and implementation of a policy, it is evident that such a request is permissible. In *Safeway Inc.* (March 23, 2000) and *Kroger Co* (April 12, 2000) for example the shareholders requested the companies "adopt a policy of removing genetically engineered crops, organisms, or products thereof from all products sold under its brand names or private labels." More recently, in *Blockbuster Inc.* (March 12, 2007) the proposal request the company adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of certain executives. See also *Exxon Mobil* (March 12, 2007) asking the company to adopt a policy to

increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing between 2015 and 2025.

Finally, the plain language of the Proposal makes it clear that it is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. The question of Company policies related to human rights issues is a strategic level issue that shareholders can readily understand and give their opinion on. The Proposal does not delve into the details of what that policy might be nor does it seek to dictate when or how it would ultimately be implemented. Consequently, we urge the Staff to conclude that the Proposal is not excludable under the micro-management criteria.

## CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin No. 14 B, section F.3. we request the Staff fax a copy of its response to Sanford Lewis at (781) 207-7895.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc: Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.
Amnesty International
NorthStar Asset Management
The Marianists Province of the United States
The Vermont State Treasurer

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2008

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Citigroup Inc.
Incoming letter dated December 21, 2007

The proposal requests a report on how policies address or could address human rights issues, with a view toward adding appropriate policies and procedures to apply when a company in which Citi is invested, or its subsidiaries or affiliates, is identified as contributing to human rights violations.

We are unable to concur in your view that Citi may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Citi may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END